ESB Financial Corporation

2005 Annual Report to Shareholders

Table of Contents

Consolidated Financial Highlights	1
Letter to Shareholders	3
Selected Consolidated Financial Data	5
Management’s Discussion and Analysis of Financial Condition and Results of Operations	6
Consolidated Financial Statements	29
Notes to Consolidated Financial Statements	34
Management’s Reports to ESB Financial Corporation Shareholders	67
Report of Independent Registered Public Accounting Firm	68
Stock and Dividend Information	70
Corporate Information	72
Board of Directors	73
Corporate Officers, Advisory Board and Bank Officers	74
Office Locations and Branch Managers	Back Cover

Company Profile

ESB Financial Corporation (NASDAQ: ESBF), a publicly traded financial services company, provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly owned subsidiary bank, ESB Bank.

ESB Bank, is a Pennsylvania chartered, FDIC insured stock savings bank which, as of December 31, 2005, conducted business through 23 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. To compliment retail and commercial operations conducted through its bank offices, the Company invests in U.S. Government, municipal and mortgage-backed securities through its subsidiary savings bank and through its investment subsidiary, PennFirst Financial Services, Inc., a Delaware corporation.

Mission Statement

The mission of ESB Financial Corporation and its subsidiaries is to effectively provide for the financial service needs of our customers and community while creating value for our shareholders. Our mission will be accomplished by growing in a profitable and controlled manner; by identifying and meeting the financial needs of our customers; by offering quality products and services that are competitively priced and serviced by a knowledgeable, attentive and friendly staff; and by creating a positive work environment that maximizes the alignment of customer and employee objectives.

Consolidated Financial Highlights

(Dollar amounts in thousands, except share data)

	As of or for the year ended December 31,
	2005	2004	Change
Total assets	$1,852,779	$1,394,515	33%
Securities available for sale	1,117,063	929,794	20%
Loans receivable, net	540,277	343,524	57%
Total deposits	834,530	580,346	44%
Borrowed funds, including junior subordinated notes	869,242	702,773	24%
Stockholders’ equity	126,877	97,801	30%
Net interest income	30,530	25,229	21%
Net income	9,179	9,990	(8)%
Net income per share (diluted)	$0.71	$0.94	(24)%
Cash dividends declared per share	$0.40	$0.40	—
Return on average assets	0.52%	0.73%	(29)%
Return on average stockholders’ equity	7.16%	10.38%	(31)%

ESB Financial Corporation	1	2005 Annual Report

Consolidated Financial Highlights (continued)

Earnings Per Share (diluted)	Cash Dividends Declared Per Share

Non-performing loans to total loans	Total Assets

ESB Financial Corporation	2	2005 Annual Report

Letter to Shareholders

Dear Fellow Shareholders:

I am pleased to report that in 2005 the Company marked its 90th year in business and had another successful year despite lower than expected earnings. It was an eventful, value-producing year for our shareholders in terms of growth, geographic expansion, and enhancement of the balance sheet for the attainment of long-term financial objectives.
During the past year, the Company posted earnings per diluted share of $0.71 on net income of $9.18 million compared to earnings per diluted share of $0.94 on net income of $9.99 million. Contributing significantly to this overall decrease was the decision recommended by management, and approved by the Board, to restructure a portion of the securities portfolio in the fourth quarter of 2005 in which the Company incurred an after-tax loss of approximately $2.0 million, or $0.15 per diluted share. Although the restructuring adversely impacted earnings for the fourth quarter and the year ended December 31, 2005, management believes that this was the best decision for the long-term profitability of the Company and to maximize long-term value for our shareholders.

Fiscal 2005 proved to be a very challenging year for the Company and the entire banking industry in light of the continued compression or decrease in our Company’s and the industry’s net interest margin. The Federal Reserve Board’s decision to continue to increase short-term interest rates when combined with the intensive competition for loans within the industry created a very competitive market environment. Given market conditions, I am proud of the performance of our management and employees and particularly the successful and efficient integration of PHSB Financial Corporation. I am confident that the foundation is in place to return to earnings and stock performance that is more representative of the Company’s historical performance. Since becoming a public company in 1990, our common stock has returned a compounded rate of return of 16.34% including the reinvestment of dividends.

Throughout our 90-year history, ESB has continually and successfully responded to change. However, we believe that sticking to basics and maintaining our commitment to the strategies that have made us a leading financial service provider remains a solid roadmap for continued growth and success. In this regard our priorities have not changed and remain:

•	Focusing on per share results and working diligently to maintain our reputation as a company that creates superior shareholder value;

•	Being financially conservative and managing our Company to the highest ethical standards;

•	Growing the Company in a controlled and safe manner;

•	Seeking and consummating acquisition opportunities when practical;

•	Continuing to strive to exceed our customers expectations for quality products and services;

•	Continuing to make investments in human capital, technology and physical infrastructure to ensure our long-term success and

•	Continuing to provide a productive work environment that maximizes the alignment of customer and employee objectives.

ESB Financial Corporation	3	2005 Annual Report

Letter to Shareholders (continued)

I am also pleased to report that during 2005, the Company maintained the current payout of $0.10 per share quarterly cash dividend, which extends our record of paying cash dividends to 62 consecutive quarters. As in previous years, the Board of Directors approved a common stock repurchase program and, for the year, the Company repurchased approximately 400,031 shares with a market value of $5.3 million.

ONE FOR OUR THUMB

One of the more significant events of 2005 occurred when the Company completed its fifth acquisition. In February, the Company acquired PHSB Financial Corporation and its wholly owned subsidiary Peoples Home Savings Bank, which had approximately $331.4 million in assets, $145.9 million in loans and $231.4 million in deposits and $46.6 million in stockholders’ equity as of December 31, 2004. The Company will continue to benefit from the customer base and business lines of PHSB, including its core retail deposits and its indirect auto lending. The Company was able to achieve some significant cost savings by combining three of the PHSB branches into the ESB branch network and closing our Springdale office. As result of the merger, two new board members joined the ESB family. We are pleased to welcome James P. Wetzel, Jr to the Bank and Company’s Boards and Joseph D. Belas to the ESB Bank Board.

MORE THAN THE MONEY

At ESB, we define success more broadly than just the financial results. We also define it by our community involvement, both financially and through volunteerism, and our commitment and adherence to our Mission Statement, Values We Share Statement and Code of Ethics policy, which sets forth the guidance on the way we do business. We are committed to our customers, to the highest ethical behavior, to our communities, and to continuous improvement in every aspect of our business. We invite you to review these essential documents which are easily accessible through our website www.esbbank.com.

ESB Bank, as one of ten initiative partners, was presented a special Pillar of the Community award by the Federal Home Loan Bank of Pittsburgh for participation in the “My Money, My Life” financial literacy initiative, as well as a training provider for Neighborhood Housing Services. These ten initiative partners have invested substantial funding and effort into designing a program that would best benefit low-income and minority homeowners in Allegheny County that helps young people establish a financial foundation for their lives, while giving them a head start in realizing their dream of homeownership.

For the second straight year, ESB Bank was recognized by the Pittsburgh Business Times as one of the “50 Best Places to Work in Western Pennsylvania”. Given that the selection process was based entirely on employee survey feedback, we are particularly proud that ESB Bank was the only bank honored and one of only seven employers that have been recognized for two consecutive years.

OUTLOOK FOR 2006

We enter 2006 with sound operating strategies, a strong restructured balance sheet and a dedicated team of employees. The business environment will remain challenging, but we believe that we have the resources and the commitment to make 2006 another year of solid performance for the Company. We are excited about our opportunities and look forward to translating those opportunities into increased shareholder value.

We invite our shareholders to join us at our annual shareholders’ meeting to be held on Wednesday, April 19, 2006 at 4:00 p.m. at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA.

Sincerely,

/s/ Charlotte A. Zuschlag
Charlotte A. Zuschlag
President and Chief Executive Officer

ESB Financial Corporation	4	2005 Annual Report

Selected Consolidated Financial Data

(Dollar amounts in thousands, except share data)

	As of December 31,
	2005 (1)	2004	2003	2002	2001 (1)
Financial Condition Data
Total assets	$1,852,779	$1,394,515	$1,365,780	$1,319,695	$1,263,068
Securities	1,117,063	929,794	928,936	865,135	640,282
Loans receivable, net	540,277	343,524	322,454	340,892	523,131
Deposits	834,530	580,346	603,046	589,826	591,999
Borrowed funds, including subordinated debt	869,242	702,773	652,489	621,526	577,802
Stockholders’ equity	126,877	97,801	96,871	96,371	79,903
Stockholders’ equity per common share (2)	$9.58	$9.16	$8.98	$9.17	$7.58

	For the year ended December 31,
	2005 (1)	2004	2003	2002	2001 (1)
Operations Data
Net interest income	$30,530	$25,229	$21,615	$21,659	$19,877
Provision for (recovery of) loan losses	568	206	(106)	(410)	47

Net interest income after provision for (recovery of) loan losses	29,962	25,023	21,721	22,069	19,830
Noninterest income	3,142	6,960	7,791	6,417	4,797
Noninterest expense	23,115	20,157	19,177	17,709	16,123

Income before income taxes	9,989	11,826	10,335	10,777	8,504
Provision for income taxes	810	1,836	1,811	1,817	1,275

Net income (3)	$9,179	$9,990	$8,524	$8,960	$7,229

Net income per common share: (2)
Basic	$0.73	$0.98	$0.84	$0.88	$0.73
Diluted	$0.71	$0.94	$0.80	$0.86	$0.72

	As of or for the year ended December 31,
	2005 (1)	2004	2003	2002	2001 (1)
Other Data
Performance Ratios (for the year ended)
Return on average assets	0.52%	0.73%	0.63%	0.69%	0.59%
Return on average equity	7.16%	10.38%	8.75%	10.10%	9.49%
Average equity to average assets	7.28%	6.99%	7.22%	6.85%	6.23%
Interest rate spread (4)	1.93%	2.04%	1.77%	1.81%	1.71%
Net interest margin (4)	2.06%	2.15%	1.89%	1.98%	1.91%
Efficiency ratio	55.84%	56.71%	59.94%	55.73%	58.58%
Noninterest expense to average assets	1.31%	1.47%	1.42%	1.37%	1.32%
Dividend payout ratio (5)	56.34%	42.55%	45.83%	34.01%	35.61%
Asset Quality Ratios (as of year end)
Non-performing loans to total loans	0.67%	0.64%	0.51%	0.71%	0.46%
Non-performing assets to total assets	0.27%	0.26%	0.22%	0.28%	0.32%
Allowance for loan losses to total loans	0.86%	1.06%	1.17%	1.19%	0.95%
Allowance for loan losses to non-performing loans	127.26%	165.20%	228.20%	166.68%	205.72%
Capital Ratios (as of year end)
Stockholders’ equity to assets	6.85%	7.01%	7.09%	7.30%	6.33%
Tangible stockholders’ equity to tangible assets	4.72%	6.13%	5.96%	5.87%	5.54%

(1)	Selected consolidated financial data for 2005 and 2001 reflects increases due to the acquisition of PHSB Financial Corporation and WSB Holding Company, respectively.
(2)	Stockholders’ equity, basic net income and diluted net income per common share for the years ended December 31, 2002 and December 31, 2001 have been adjusted to reflect the six-for-five stock split declared and paid in 2003. Year ended December 31, 2001 has been adjusted for the six-for-five stock split declared and paid in 2002.
(3)	Reported net income for 2005, 2004, 2003 and 2002 reflects the adoption of Financial Accounting Standard No. 142, whereby goodwill is no longer amortized. See note 1 to the financial statements.
(4)	Interest income utilized in calculation is on a fully tax equivalent basis, which is deemed to be the most prevalent industry standard for measuring interest rate spread and net interest margin.
(5)	Dividend payout ratio calculation utilizes diluted net income per share for all periods.

ESB Financial Corporation	5	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations

Overview

ESB Financial Corporation (the Company) is a Pennsylvania corporation and thrift holding company that provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly-owned subsidiary bank, ESB Bank (ESB or the Bank). The Company is also the parent company of PennFirst Financial Services, Inc., a Delaware corporation engaged in the management of certain investment activities on behalf of the Company, ESB Capital Trust II (Trust II), ESB Statutory Trust III (Trust III) and ESB Capital Trust IV (Trust IV), Delaware statutory business trusts established to facilitate the issuance of trust preferred securities to the public by the Company and THF, Inc., a Pennsylvania corporation established as a title agency to provide residential and commercial loan closing services and title closing services.

ESB is a Pennsylvania chartered, Federal Deposit Insurance Corporation (FDIC) insured stock savings bank, which, at December 31, 2005, conducted business through 23 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. ESB operates two wholly-owned subsidiaries: (i) AMSCO, Inc., which engages in the management of certain real estate development partnerships on behalf of the Company, and (ii) ESB Financial Services, Inc., a Delaware corporation which holds loans and other investments.

ESB is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such deposits in real estate loans secured by liens on residential and commercial properties, consumer loans, commercial business loans, securities and interest-earning deposits.

The Company is subject to examination and regulation by the Office of Thrift Supervision as a savings and loan holding company. The Bank is subject to examination and comprehensive regulation by the FDIC and the Pennsylvania Department of Banking. ESB is a member of the Federal Home Loan Bank (FHLB) of Pittsburgh, which is one of the twelve regional banks comprising the FHLB System. ESB is further subject to regulations of the Board of Governors of the Federal Reserve System, which governs the reserves required to be maintained against deposits and certain other matters.

During 2005, the Company succeeded in growing its assets by approximately $458.3 million, primarily through the acquisition of PHSB Financial Corporation (PHSB) and its wholly owned banking subsidiary Peoples Home Savings Bank. Through this merger, the Company acquired $355.6 million in assets, $148.0 million in loans and $243.6 million in deposits.

During the year ended December 31, 2005, the Company experienced an 8.1% decrease in earnings over the same period last year. Contributing to the overall decrease was the decision by management to restructure a portion of the securities portfolio in the fourth quarter of 2005. To implement the restructuring, the Company sold adjustable rate mortgage-backed securities (MBS) that were originally acquired at a premium, and fixed rate MBS also purchased at a premium. As a result of rising interest rates, these investments were prepaying at an increased rate due to borrowers refinancing the underlying collateral causing the Company to experience lower yields as a result of amortization of the premium related to these investments. The Company also sold municipal bonds which partially offset the losses incurred on the MBS. In connection with the restructuring, the Company incurred a net pre-tax loss of approximately $3.0 million, or an after-tax net loss of approximately $2.0 million, or $0.15 per diluted share.

With the proceeds of the sale of these low yielding investments, the Company purchased a blend of higher yielding fixed and adjustable rate MBS at no premium, which should improve the Company’s net interest margin and net interest income in future periods. Although the restructuring adversely impacted earnings for the fourth quarter and year ended December 31, 2005, management believes that this was the best decision for the long-term profitability of the Company and our efforts to maximize long-term value for our stockholders.

ESB Financial Corporation	6	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

In addition to the loss from the restructuring, the decrease to earnings can be contributed partly to the challenges that the Company faced by the interest rate environment which caused a decrease to the net interest margin to 2.06% at December 31, 2005, versus 2.15% at December 31, 2004. During the year ended December 31, 2005, short and mid-term interest rates rose between 68 and 187 basis points causing a flattening of the yield curve and subsequent downward pressure on net interest income. The Company was able to offset a portion of that decrease by successfully integrating PHSB into the Company and achieving some cost savings by combining three of the PHSB branches into ESB and closing the Springdale office of ESB, however, the Company’s net income remained negatively impacted.

The Company employs a strategy of purchasing cash-flowing fixed and variable rate mortgage-backed securities funded by wholesale borrowings, which are comprised of FHLB advances and repurchase agreements. This is referred to as the Company’s wholesale strategy. The Company, as part of its interest rate risk strategy, continues to pursue the policy of locking in long-term advances during periods of low interest rates. During 2005, the Company experienced some compression as the Federal Reserve raised short term interest rates at a measured pace. The Federal Reserve raised its fed funds rates 275 basis points since June 2004. Traditionally as short term interest rates rise, the cost of the Company’s wholesale borrowings rise accordingly and subsequently cause compression to the Company’s net interest margin. The wholesale strategy operates with a lower cost of operations, although with lower interest rate spreads and, therefore, at a lower margin than the retail operations of the Company. The Company has utilized this strategy since its initial public offering in 1990. The Company manages this strategy through its interest rate risk management on a macro level. This strategy historically produces wider margins during periods of lower short-term interest rates, reflected in a steep yield curve and can be susceptible to net interest margin strain in both rapidly rising rates and rapidly declining long-term rates, which can cause compression to the net interest margin.

Management continues to pursue methods of insulating this wholesale strategy from significant fluctuations in interest rates by: (1) incorporating a laddered maturity schedule of up to three to four years on the wholesale borrowings; (2) purchasing interest rate caps hedged against short term borrowings; (3) providing structure in the investment portfolio in the form of corporate bonds and municipals securities; (4) utilizing cash flows from fixed and adjustable rate mortgage-backed securities; and (5) including the Company’s securities in the available for sale portfolio thereby creating the flexibility to change the composition of the portfolio through restructuring as management deems it necessary due to interest rate fluctuations. Management believes that this insulation affords them the ability to react to measured changes in interest rates and restructure the Company’s balance sheet accordingly. This strategy is continually evaluated by management on an ongoing basis.

This Management Discussion and Analysis section of the Annual Report contains certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). In the normal course of business, we, in an effort to help keep our shareholders and the public informed about our operations, may from time to time issue or make certain statements, either in writing or orally, that are or contain forward-looking statements, as that term is defined in the U.S. federal securities laws. Generally, these statements relate to business plans or strategies, projected or anticipated benefits from acquisitions made by or to be made by us, projections involving anticipated revenues, earnings, profitability or other aspects of operating results or other future developments in our affairs or the industry in which we conduct business. Forward-looking statements may be identified by reference to a future period or periods or by the use of forward-looking terminology such as “anticipate,” “believe,” “expect,” “intend,” “plan,” “estimate” or similar expressions.

Although we believe that the anticipated results or other expectations reflected in our forward-looking statements are based on reasonable assumptions, we can give no assurance that those results or expectations will be attained. Forward-looking statements involve risks, uncertainties and assumptions (some of which are beyond our control), and as a result actual results may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ from forward-looking statements include, but are not limited to, the following, as well as those discussed elsewhere herein:

•	our investments in our businesses and in related technology could require additional incremental spending, and might not produce expected deposit and loan growth and anticipated contributions to our earnings;

ESB Financial Corporation	7	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

•	general economic or industry conditions could be less favorable than expected, resulting in a deterioration in credit quality, a change in the allowance for loan and lease losses or a reduced demand for credit or fee-based products and services;

•	changes in the interest rate environment could reduce net interest income and could increase credit losses;

•	the conditions of the securities markets could change, which could adversely affect, among other things, the value or credit quality of our assets, the availability and terms of funding necessary to meet our liquidity needs and our ability to originate loans and leases;

•	changes in the extensive laws, regulations and policies governing financial holding companies and their subsidiaries could alter our business environment or affect our operations;

•	the potential need to adapt to industry changes in information technology systems, on which we are highly dependent, could present operational issues or require significant capital spending;

•	competitive pressures could intensify and affect our profitability, including as a result of continued industry consolidation, the increased availability of financial services from non-banks, technological developments such as the internet or bank regulatory reform;

•	acquisitions may result in one-time charges to income, may not produce revenue enhancements or cost savings at levels or within time frames originally anticipated and may result in unforeseen integration difficulties; and

•	acts or threats of terrorism and actions taken by the United States or other governments as a result of such acts or threats, including possible military action, could further adversely affect business and economic conditions in the United States generally and in our principal markets, which could have an adverse effect on our financial performance and that of our borrowers and on the financial markets and the price of our common stock.

You should not put undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them in light of new information or future events except to the extent required by federal securities laws.

Significant Financial Events in 2005

Merger of PHSB Holding Company

Effective February 11, 2005, the Company completed its acquisition of PHSB Financial Corporation (PHSB), a Pennsylvania corporation and bank holding company for Peoples Home Savings Bank. PHSB was primarily engaged in the business of attracting deposits from the general public and offering traditional mortgage loan products, commercial loans and consumer loans, which primarily consist of automobile loans. The merger created a resultant banking institution with increased presence in Lawrence and Beaver counties in western Pennsylvania. Each share of PHSB common stock was exchanged for either $27.00 in cash or 1.966 shares of

ESB Financial Corporation	8	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Company common stock. The total merger consideration was paid 50% in Company common stock and 50% in cash. In exchange for all of the outstanding common stock of PHSB, the Company paid approximately $40.2 million in cash and issued approximately 2.9 million shares. The transaction was funded primarily through the issuance of $35.0 million of fixed rate Preferred Securities. The transaction was accounted for as a purchase transaction whereby the identifiable tangible and intangible assets and liabilities of PHSB were recorded at their fair values as of the acquisition date. The amount of contractual obligations, severance or other plan payments, of $4.9 million, were capitalized and included in the calculation of goodwill associated with the acquisition. The goodwill and core deposit intangible recorded in the transaction were approximately $34.5 million and $4.5 million, respectively. As prescribed under the purchase method of accounting, the results of operations of PHSB from the date of acquisition were included in the Company’s financial statements for the first quarter of 2005.

Restructuring of Investment Portfolio

In December 2005 the Company restructured a portion of its securities portfolio by selling approximately $78.7 million of adjustable rate mortgage-backed securities (MBS), with a weighted average interest rate of 4.20%, that were originally purchased at a premium, and approximately $10.1 million of fixed rate MBS, with a weighted average interest rate of 4.39%, also purchased at a premium. As a result of rising interest rates, these investments were prepaying at an increased rate due to borrowers refinancing the underlying collateral causing the Company to experience lower yields as a result of amortization of the premium related to these investments. The Company also sold approximately $7.3 million of municipal bonds. The Company incurred a net pre-tax loss of approximately $3.0 million, or an after-tax net loss of approximately $2.0 million, or $0.15 per diluted share, in the fourth quarter of 2005 in connection with the restructuring.

Significant Financial Events in 2004

Redemption of Trust Preferred Securities

In January 2004, the Company redeemed the remaining $20.1 million of preferred securities of PennFirst Capital Trust I. Management’s decision to redeem these securities, which had a total cost of 9.20%, and replace them with variable rate preferred securities and corporate debt with an overall weighted average cost of 5.24%, resulted in a cost savings of approximately $660,000 in 2004. This strategy is one example of the Company’s commitment to grow earnings in the current historically low interest rate environment.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and follow general practices within the industry in which it operates. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

ESB Financial Corporation	9	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The Company’s most significant accounting policies are presented in Note 1 to the consolidated financial statements. These policies along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions and estimates underlying those amounts, management has identified the determination of the fair value of securities, the allowance for loan losses and the valuation of goodwill and intangible assets to be the accounting areas that require the most subjective or complex judgments.

Securities

Securities are reported at fair value adjusted for premiums and discounts which are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual securities below their amortized cost, and that are deemed to be other than temporary, will be written down to current market value and included in earnings as realized losses. For a discussion on the determination of an other than temporary decline, please refer to Note 1 of the consolidated financial statements. Management systematically evaluates securities for other than temporary declines in fair value on a quarterly basis. The Company recognized other than temporary impairment losses on securities available for sale of $44,000 in 2005. The Company did not recognize any other than temporary impairment losses in 2004 and 2003.

Allowance for loan losses

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). The Company’s periodic evaluation of the adequacy of the allowance for loan losses is determined by management through evaluation of the loss exposure on individual non-performing, delinquent and high-dollar loans; review of economic conditions and business trends; historical loss experience and growth and composition of the loan portfolio, as well as other relevant factors.

A quantitative analysis is utilized to support the adequacy of the allowance for loan losses. This analysis includes review of historical charge-off rates for loan categories, fluctuations and trends in the amount of classified loans and economic factors. Significant to this analysis are any changes in observable trends that may be occurring relative to loans to assess potential weaknesses within the credit. Current economic factors and trends in risk ratings are considered in the determination and allocation of the allowance for loan losses.

The allowance for loan losses at December 31, 2005 was $4.9 million, compared to $3.9 million at December 31, 2004, allocated as follows: $1.2 million, or 25.0%, for residential loans, $1.4 million, or 28.9%, for commercial real estate, $283,000, or 5.8%, for commercial business loans, and $2.0 million, or 40.3%, for consumer loans. The variance in the allowance from 2004 to 2005 is primarily the result of an increase in the allowance related to consumer loans. The primary reason for this increase was the acquisition of an indirect auto and recreational vehicle (RV) loan portfolio of $42.7 million in the PHSB acquisition. This portfolio grew by approximately $11.8 million to $54.5 million at December 31, 2005.

Goodwill and other intangible assets

Statement of Financial Accounting Standards No. 142 (FAS 142) “Goodwill and Other Intangible Assets”, establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. At December 31, 2005, the Company had $3.9 million of core deposit intangible assets subject to amortization and $41.6 million in goodwill, which was not subject to periodic amortization.

ESB Financial Corporation	10	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. The Company’s goodwill relates to value inherent in the banking business and the value is dependent upon the Company’s ability to provide quality, cost effective services in a competitive market place. As such, goodwill value is supported ultimately by revenue that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill that could adversely impact earnings in future periods.

FAS 142 requires an annual evaluation of goodwill for impairment. The fair value of the Company and the implied fair value of goodwill at the respective reporting unit level are estimated using the market value approach utilizing industry comparable information. At December 31, 2005, the Company concluded that the recorded value of goodwill was not impaired as a result of the evaluation.

Income taxes

The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are computed based on the difference between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income taxes or benefits are based on changes in the deferred tax asset or liability from period to period. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which such items are expected to be realized or settled. As changes in tax rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Changes in Financial Condition

General. The Company’s total assets increased $458.3 million or 32.9% to $1.9 billion at December 31, 2005 from $1.4 billion at December 31, 2004 primarily as a result of the PHSB acquisition. This increase was composed of net increases in cash and cash equivalents, securities available for sale, loans receivable, net, accrued interest receivable, Federal Home Loan Bank (FHLB) stock, premises and equipment, real estate held for investment, goodwill, intangible assets, prepaid expenses and other assets and bank owned life insurance (BOLI) of $10.5 million, $187.3 million, $196.8 million, $1.8 million, $1.3 million, $1.5 million, $10.4 million, $34.5 million, $3.6 million, $9.7 million and $932,000, respectively.

The increase in the Company’s total assets reflects a corresponding increase in total liabilities of $429.2 million or 33.1% to $1.7 billion at December 31, 2005 from $1.3 billion at December 31, 2004 and an increase in total stockholders’ equity of $29.1 million or 29.7% to $126.9 million at December 31, 2005 from $97.8 million at December 31, 2004. The increase in total liabilities was primarily due to increases in deposits, FHLB advances, repurchase agreements and other borrowings, junior subordinate notes, advance payments by borrowers for taxes and insurance and accrued expenses and other liabilities of $254.2 million, $92.7 million, $37.6 million, $36.2 million, $600,000 and $7.9 million. The net increase in total stockholders’ equity can be attributed primarily to increases in additional paid in capital and retained earnings of $39.8 million and $3.1 million, respectively, as well as decreases in unearned employee stock ownership plan (ESOP) of $1.0 million and unvested shares held by management recognition plan (MRP) of $95,000. These items were partially offset by an increase in treasury stock of $4.0 million and a decrease to accumulated other comprehensive income (loss) of $10.9 million.

Cash on hand, Interest-earning deposits and Federal funds sold. Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents which increased a combined $10.5 million or 59.4% to $28.2 million at December 31, 2005 from $17.7 million at December 31, 2004. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds. The net increase in 2005 can be attributed principally to cash provided by operating activities.

ESB Financial Corporation	11	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Securities. The Company’s securities and loan portfolios represent its two largest balance sheet asset classifications. The Company’s net securities portfolio increased $187.3 million or 20.1% to $1.1 billion at December 31, 2005 from $929.8 million at December 31, 2004. During 2005, the Company acquired approximately $146.9 million in additional securities as a result of the acquisition of PHSB. As part of the purchase accounting of the transaction, management restructured approximately $70.0 million of those securities, with no resulting gain or loss, by purchasing fixed and adjustable rate mortgage backed securities and municipal bonds. During 2005, the Company recorded purchases of available for sale securities of $493.9 million, consisting primarily of $470.4 million of mortgage-backed securities, $21.5 million of municipal bonds and $2.1 million of corporate bonds. Partially offsetting the purchases were $17.5 million of maturities and $201.3 million of repayments of principal and $212.8 million of securities sold consisting of $189.6 million of mortgage-backed securities, $13.7 million of municipal bonds, $6.3 million of agency bonds and $3.2 million of corporate bonds, a decrease in the market value on securities available for sale of $16.4 million (before taxes) during the year, $2.6 million due to the amortization of premiums and a loss on sale of securities of $2.9 million. Unrealized pre-tax gains/losses (fair value adjustments) on available for sale securities was a $7.0 million loss as of December 31, 2005 compared to a $9.4 million gain as of December 31, 2004. These fair value adjustments represent temporary fluctuations resulting from changes in market rates in relation to average yields in the available for sale portfolio. If securities are held to their respective maturity dates, no fair value gain or loss is realized.

During 2005, as the ten year treasury rate rose, the Company primarily purchased fixed rate mortgage backed securities with a blend of terms from 15 to 30 years. As part of the previously discussed restructuring, the Company also purchased some higher yielding adjustable rate bonds at either par or a discount. Throughout all of the rate cycles, the Company continued to purchase municipal bonds which add structure to the portfolio in the event that rates decline to previous low levels. This strategy should improve the Company’s net interest margin and net interest income in future periods.

The securities portfolio is primarily funded by the Company’s borrowings. During 2005, this wholesale leverage strategy accounted for $7.4 million, on a tax equivalent basis, of the Company’s tax equivalent net interest income of $33.7 million.

Loans receivable. The loans receivable category consists primarily of single family mortgage loans used to purchase or refinance personal residences located within the Company’s market area and commercial real estate loans used to finance properties that are used in the borrowers’ businesses or to finance investor-owned rental properties, and to a lesser extent commercial and consumer loans. Net loans receivable increased $196.8 million or 57.3% to $540.3 million at December 31, 2005 from $343.5 million at December 31, 2004. Included in this increase were increases in mortgage loans of $102.5 million or 33.5% and other loans of $93.5 million or 140.9%, and a decrease in deferred loan fees and net discounts $3.0 million, which were partially offset by increases in allowance for loan losses and loans in process of $924,000 and $1.2 million. The increase to total loans receivable during the period is primarily due to the acquisition of PHSB resulting in an increase in the loan portfolio of approximately $148.0 million. Approximately $42.7 million of the increase to other loans is related to the Company acquiring a new indirect auto and RV loan portfolio in the PHSB acquisition. Additionally, the increase in net loans receivable reflects originations of $206.8 million, partially offset by prepayments of $157.1 million that occurred on both higher rate fixed and adjustable rate loans as our customers continued to capitalize on low interest rates. The yield on the loan portfolio remained stable between the years at 6.02%.

Non-performing assets. Non-performing assets include non-accrual loans, real estate acquired through foreclosure (REO) and troubled debt restructuring (TDR). Non-performing assets increased $1.4 million to $5.1 million or 0.27% of total assets at December 31, 2005 from $3.7 million or 0.26% of total assets at December 31, 2004. Non-performing assets consisted of non-performing loans, REO and TDR of $3.6 million, $1.2 million and $175,000, respectively, at December 31, 2005 and $1.5 million, $1.3 million and $915,000, respectively, at December 31, 2004. The increase in non-performing assets resulted primarily from an increase in non-performing loans.

ESB Financial Corporation	12	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Accrued interest receivable. Accrued interest receivable increased by $1.8 million or 23.6% to $9.7 million for the year 2005 as compared to $7.8 million for the year 2004. This increase was a result of the increase in the balance and yields on the securities available for sale and balances in loans receivable.

FHLB stock. FHLB stock increased $1.3 million or 4.1% to $32.9 million at December 31, 2005 from $31.6 million at December 31, 2004, primarily as a result of an increase in FHLB advances to $693.9 million at December 31, 2005 from $601.2 million at December 31, 2004. The Bank is required to maintain an investment in capital stock of the FHLB of approximately 5.0% of its outstanding notes payable to the FHLB of Pittsburgh.

Premises and equipment. Premises and equipment increased $1.5 million or 15.7% to $11.1 million at December 31, 2005 from $9.6 million at December 31, 2004. This increase is primarily due to the acquisition of the fixed assets of PHSB of approximately $3.8 million, partially offset by disposals and depreciation.

Real estate held for investment. The Company’s real estate held for investment increased $10.4 million or 82.7% to $23.0 million at December 31, 2005 from $12.6 million at December 31, 2004 as a result of additional joint ventures the Company added in 2005, partially offset by sales activity in the existing joint ventures in which the Company has a 51% ownership. The first new joint venture, The Meadows at Hampton, consists of a 51% interest in a limited partnership (LP) with a local developer. The Meadows at Hampton, LP purchased approximately 42 acres in Hampton Township, Allegheny County, PA, in June 2005 to develop the land into a 64 unit duplex housing project. The second new joint venture, Cobblestone Village, LP, consists of a 51% interest in a LP with a local developer. Cobblestone Village, LP purchased approximately 33 acres in Adams Township, Butler County, PA, in June 2005 to develop the land into a 100-unit quadplex housing development. The third new joint venture, Springfield Partners, consists of a 51% interest in an LP with a local developer. Springfield Partners purchased a 27 acre site in Cranberry Township, Butler County, in August 2005. The LP began to develop Springfield Manor into a 25 lot single family subdivision. ESB is providing financing for these projects. For a complete description of the existing projects see “Item 1. Business –subsidiaries” in the Company’s annual report on Form 10-K for the year ended December 31, 2005.

Goodwill. Goodwill increased $34.5 million to $41.6 million at December 31, 2005 from $7.1 million at December 31, 2004. The increase resulted from the recording of goodwill as a result of the acquisition of PHSB in February 2005. Goodwill is evaluated annually for impairment; if impairment exists the asset will be written down to the remaining value. At December 31, 2005, management determined that no impairment existed on the goodwill.

Intangible assets. Intangible assets increased $3.6 million to $4.1 million at December 31, 2005 from $500,000 at December 31, 2004. The increase primarily resulted from recording a core deposit intangible of $4.5 million as a result of the acquisition of PHSB in February 2005, partially offset by normal amortization of the core deposit intangible of PHSB and prior acquisitions of approximately $872,000. The core deposit intangible resulting from the acquisition of PHSB will be amortized on a sum of the year’s digit basis over the estimated useful life of ten years. Amortization is expected to total $738,000, $657,000, $576,000, $494,000, $413,000 and $844,000 for the years 2006, 2007, 2008, 2009, 2010 and thereafter, respectively. Additionally, the mortgage servicing asset, resulting from the loan sale and securitization in 2002 experienced amortization of approximately $51,000, partially offset by a recovery of the impairment valuation recognized on the mortgage servicing asset of $35,000.

Prepaid expenses and other assets. Prepaid expenses and other assets increased $9.7 million or 132.4% to $17.0 million at December 31, 2005 from $7.3 million at December 31, 2004. The increase resulted from an increase in the deferred tax asset related to unrealized loss on the securities portfolio of $5.6 million as well as increases to investments in tax credits, other deferred tax assets and investment in Trust IV of $1.3 million, $1.7 million and $1.1 million, respectively. The investment in tax credits and the deferred tax asset were recorded as a result of the acquisition of PHSB. Trust IV issued $35.0 million fixed/floating rate preferred securities in conjunction with the financing of the acquisition of PHSB.

ESB Financial Corporation	13	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Bank owned life insurance. Bank owned life insurance (BOLI) is universal life insurance, purchased by the Bank, on the lives of the Bank’s employees. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by ESB as the owner of the policies. The Company purchased the $15.0 million universal life insurance policies on December 29, 1998. In 2001, the policy was increased by the addition of Workingmens Savings Bank’s BOLI of $1.3 million and an addition to the original policy of $3.5 million. The cash surrender value of the BOLI as of December 31, 2005 is $26.5 million.

Deposits. The Company considers various sources when evaluating funding needs, including but not limited to deposits, which are a significant source of funds totaling $834.5 million or 49.0% of the Company’s total funding sources at December 31, 2005. Total deposits increased $254.2 million or 43.8% to $834.5 million at December 31, 2005 from $580.3 million at December 31, 2004. For the year, the Company’s interest-bearing demand and savings deposits increased $49.5 million or 24.5%, time deposits increased $175.5 million or 49.5%, and noninterest-bearing deposits increased $29.2 million or 123.9%. The increase in deposits is primarily related to the acquisition of PHSB in February 2005 which resulted in an increase to the Company’s deposits of approximately $243.6 million.

Advance payments by borrowers for taxes and insurance. Advance payments by borrowers for taxes and insurance increased $600,000 or 36.5% to $2.2 million at December 31, 2005 from $1.6 million at December 31, 2004 due to the increase in the net loans receivable due to the acquisition of PHSB as well as changes in assessed values of the properties held as collateral.

Borrowed funds. The Company utilizes short and long-term borrowings as another source of funding used for asset growth and liquidity needs. These borrowings primarily include FHLB advances and repurchase agreement borrowings. Borrowed funds increased $166.5 million or 23.7%, which includes $45.3 million acquired from PHSB, to $869.2 million at December 31, 2005 from $702.8 million at December 31, 2004. FHLB advances increased $92.7 million or 15.4%, repurchase agreements and other borrowings increased $37.6 million or 43.6%, while junior subordinated notes increased $36.2 million. The increase to junior subordinated notes resulted from the issuance of approximately $35.0 million of trust preferred securities in February 2005.

Accrued expenses and other liabilities. Accrued expenses and other liabilities increased $7.9 million or 66.4% to $19.9 million at December 31, 2005 from $12.0 million at December 31, 2004. These increases are primarily due to increases in payables related to the joint ventures, accrued interest on borrowings, accrued interest on deposits and accrued dividend distributable of $4.4 million, $1.0 million, $857,000 and $256,000, respectively.

Stockholders’ equity. Stockholders’ equity increased by $29.1 million or 29.7% to $126.9 million at December 31, 2005 from $97.8 million at December 31, 2004. The net increase in total stockholders’ equity can be attributed primarily to increases in additional paid in capital and retained earnings of $39.8 million and $3.1 million, respectively, as well as decreases in unearned employee stock ownership plan (ESOP) of $1.0 million and unvested shares held by management recognition plan (MRP) of $95,000. These items were partially offset by an increase in treasury stock of $4.0 million and a decrease to accumulated other comprehensive income (loss) of $10.9 million.

Results of Operations

General. The Company reported net income of $9.2 million, $10.0 million and $8.5 million in 2005, 2004 and 2003, respectively.

ESB Financial Corporation	14	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages and the average loan balances include non-accrual loans and exclude the allowance for loan losses, and interest income includes accretion of net deferred loan fees. Yields on tax-exempt securities and loans (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis utilizing a federal tax rate of 34%.

	Year ended December 31,
	2005			2004			2003
(Dollar amounts in thousands)	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate	Average Balance	Interest	Yield / Rate
Interest-earning assets:
Taxable securities available for sale	$923,901	$42,031	4.55%	$761,096	$33,623	4.42%	$749,507	$34,563	4.61%
Taxable adjustable corporate bonds AFS	51,255	2,133	4.16%	51,240	1,175	2.29%	51,225	1,065	2.08%
Tax-exempt securities available for sale	114,677	5,605	7.41%	100,163	4,984	7.54%	86,708	4,475	7.82%

	1,089,833	49,769	4.83%	912,499	39,782	4.64%	887,440	40,103	4.78%

Mortgage loans	344,217	20,556	5.97%	268,044	16,271	6.07%	258,079	17,024	6.60%
Other loans	136,896	8,270	6.04%	71,166	4,142	5.82%	73,988	4,593	6.21%
Tax-exempt loans	13,089	614	7.11%	—	—	—	—	—	—

	494,202	29,440	6.02%	339,210	20,413	6.02%	332,067	21,617	6.51%

Cash equivalents	17,541	230	1.31%	10,722	83	0.77%	12,554	78	0.62%
FHLB stock	34,403	914	2.66%	31,732	520	1.64%	30,399	669	2.20%

	51,944	1,144	2.20%	42,454	603	1.42%	42,953	747	1.74%

Total interest-earning assets	1,635,979	80,353	5.11%	1,294,163	60,798	4.90%	1,262,460	62,467	5.13%
Other noninterest-earning assets	126,263	—	—	81,687	—	—	87,324	—	—

Total assets	$1,762,242	$80,353	4.74%	$1,375,850	$60,798	4.61%	$1,349,784	$62,467	4.80%

Interest-bearing liabilities:
Interest-bearing demand deposits	$261,233	$1,433	0.55%	$215,979	$1,006	0.47%	$217,970	$1,670	0.77%
Time deposits	484,828	15,813	3.26%	345,042	9,829	2.85%	361,517	11,405	3.15%

	746,061	17,246	2.31%	561,021	10,835	1.93%	579,487	13,075	2.26%
FHLB advances	675,819	25,771	3.81%	604,607	22,010	3.64%	564,063	24,125	4.28%
Repurchase agreements	77,833	2,812	3.61%	48,583	1,024	2.11%	44,017	1,287	2.92%
Other borrowings	18,895	1,042	5.51%	14,655	845	5.77%	1,257	66	5.25%

	1,518,608	46,871	3.09%	1,228,866	34,714	2.82%	1,188,824	38,553	3.24%
Preferred securities- fixed	31,573	1,940	6.14%	835	69	8.26%	20,858	1,915	9.18%
Preferred securities- adjustable	15,249	1,012	6.64%	15,174	786	5.18%	7,112	384	5.40%

Total interest-bearing liabilities	1,565,430	49,823	3.18%	1,244,875	35,569	2.85%	1,216,794	40,852	3.36%
Noninterest-bearing demand deposits	49,587	—	—	23,798	—	—	24,230	—	—
Other noninterest-bearing liabilities	19,010	—	—	10,966	—	—	11,347	—	—

Total liabilities	1,634,027	49,823	3.05%	1,279,639	35,569	2.77%	1,252,371	40,852	3.26%
Stockholders’ equity	128,215	—	—	96,211	—	—	97,413	—	—

Total liabilities and equity	$1,762,242	$49,823	2.83%	$1,375,850	$35,569	2.58%	$1,349,784	$40,852	3.03%

Net interest income		$30,530			$25,229			$21,615

Interest rate spread (difference between weighted average rate on interest-earning assets and interest-bearing liabilities)			1.93%			2.04%			1.77%

Net interest margin (net interest income as a percentage of average interest-earning assets)			2.06%			2.15%			1.89%

Analysis of Changes in Net Interest Income. The following table analyzes the changes in interest income and interest expense in terms of: (i) changes in volume of interest-earning assets and interest-bearing liabilities and (ii) changes in yield and rates. The table reflects the extent to which changes in the Company’s interest income and interest expense are attributable to changes in rate (change in rate multiplied by prior year volume), changes in volume (changes in volume multiplied by prior year rate) and changes attributable to the combined impact of volume/rate (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume/rate are allocated on a consistent basis between the volume and rate variances.

ESB Financial Corporation	15	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

	2005 vs. 2004 Increase (decrease) due to			2004 vs. 2003 Increase (decrease) due to
(Dollar amounts in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest income:
Securities	$8,026	$1,961	$9,987	$1,115	$(1,436)	$(321)
Loans	9,235	(208)	9,027	457	(1,661)	(1,204)
Cash equivalents	70	77	147	(12)	17	5
FHLB stock	47	347	394	28	(177)	(149)

Total interest-earning assets	17,378	2,177	19,555	1,588	(3,257)	(1,669)

Interest expense:
Deposits	4,014	2,397	6,411	(406)	(1,834)	(2,240)
FHLB advances	2,680	1,081	3,761	1,650	(3,765)	(2,115)
Repurchase agreements	818	970	1,788	123	(386)	(263)
Other borrowings	235	(38)	197	772	7	779
Subordinated debt	1,917	180	2,097	(794)	(650)	(1,444)

Total interest-bearing liabilities	9,664	4,590	14,254	1,345	(6,628)	(5,283)

Net interest income	$7,714	$(2,413)	$5,301	$243	$3,371	$3,614

2005 Results Compared to 2004 Results

General. The Company reported net income of $9.2 million and $10.0 million for 2005 and 2004, respectively. The $811,000 or 8.1% decrease in net income between 2005 and 2004 can primarily be attributed to a decrease in noninterest income of $3.8 million and increases in noninterest expense and provision for loan losses of $3.0 million and $362,000, partially offset by an increase in net interest income of $5.3 million and a decrease in provision for income taxes of $1.0 million.

Net interest income. Net interest income, the primary source of revenue for the Company, is determined by the Company’s interest rate spread, which is defined as the difference between income on earning assets and the cost of funds supporting those assets, and the relative amounts of interest earning assets and interest bearing liabilities. Management periodically adjusts the mix of assets and liabilities, as well as the rates earned or paid on those assets and liabilities in order to manage and improve net interest income. The level of interest rates and changes in the amount and composition of interest earning assets and liabilities affect the Company’s net interest income. Historically from an interest rate risk perspective, it has been management’s perception that differing interest rate environments can cause sensitivity to the Company’s net interest income, these being extended low long-term interest rates or rapidly rising short-term interest rates. Net interest income increased by $5.3 million or 21.0% to $30.5 million for 2005, compared to $25.2 million for 2004. This increase in net interest income can be attributed to an increase in interest income of $19.6 million or 32.2%, partially offset by an increase in interest expense of $14.3 million, or 40.1%.

Interest income. Interest income increased $19.6 million or 32.2% to $80.4 million for 2005, compared to $60.8 million for 2004. This increase in interest income can be attributed to an increase in interest earned on loans receivable, securities available for sale, FHLB stock and cash equivalents of $9.0 million, $10.0 million, $394,000 and $147,000, respectively. Cash equivalents include cash on hand and in banks, interest-earning deposits and federal funds sold.

Interest earned on loans receivable increased $9.0 million or 44.2% to $29.4 million for 2005, compared to $20.4 million for 2004. This increase was attributable to an increase in the average balance of loans outstanding of $155.0 million or 45.7% to $494.2 million for the year ended December 31, 2005 as compared to $339.2 million for the year ended December 31, 2004. The yield on the portfolio remained stable at 6.02% between the years.

ESB Financial Corporation	16	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The increase in the average balance of loans outstanding is primarily attributable to the acquisition of PHSB in February 2005 in which the Company acquired approximately $148.0 million in loans receivable as well as increases in the indirect auto portfolio and mortgage lending portfolios since the acquisition.

Interest earned on securities increased $10.0 million or 25.1% to $49.8 million for 2005 compared to $39.8 million for 2004. This increase was primarily attributable to an increase in the average balance of securities of $177.3 million, or 19.4%, to $1.1 billion for the year ended December 31, 2005 as compared to $912.5 million for the year ended December 31, 2004. Additionally, the tax equivalent yield on securities increased to 4.83% for 2005, compared to 4.64% for 2004. The increase in the average balance of securities between the periods was primarily related to the acquisition of $146.9 million of securities with the acquisition of PHSB in February 2005, as well as purchases of securities as part of the Company’s wholesale strategy.

Income from FHLB stock increased $394,000 or 75.8% to $914,000 for 2005, compared to $520,000 for 2004. This increase can be primarily attributed to an increase in the yield on FHLB stock to 2.66% for 2005 compared to 1.64% for 2004. To a lesser extent the average balance of FHLB stock increased $2.7 million, or 8.4%, to $34.4 million at December 31, 2005 as compared to $31.7 million for 2004.

Interest earned on cash equivalents increased $147,000 to $230,000 for 2005, compared to $83,000 for 2004 as the yield increased to 1.31% for 2005, compared to 0.77% for 2004. In addition to the increase in yields the average balance increased by $6.8 million, or 63.6%, to $17.5 million at December 31, 2005 as compared to $10.7 million for 2004.

Interest expense. Interest expense increased $14.3 million or 40.1% to $49.8 million for 2005, compared to $35.6 million for 2004. This increase in interest expense can be attributed to increases in interest incurred on deposits, FHLB advances and repurchase agreements and junior subordinated notes of $6.4 million, $5.7 million and $2.1 million, respectively.

Interest incurred on deposits increased $6.4 million or 59.2% to $17.2 million for 2005, compared to $10.8 million for 2004. This increase was primarily attributable to an increase in the average balance of interest-bearing deposits of $185.0 million, or 33.0%, to $746.1 million for 2005, as compared to $561.0 million for 2004. Additionally, the cost of deposits increased to 2.31% in 2005 from 1.93% in 2004. This increase is primarily due to the acquisition of PHSB in February 2005 which increased the Company’s deposits by approximately $243.6 million. The Company manages its cost of interest-bearing deposits by diligently monitoring the interest rates on its products as well as the rates being offered by its competition through weekly interest rate committee meetings and utilizing rate surveys and hence subsequently adjusting rates accordingly.

Interest incurred on FHLB advances and repurchase agreements, the largest components of the Company’s interest-bearing liabilities, increased $5.7 million or 24.1% to $29.6 million for 2005, compared to $23.9 million for 2004. This increase was primarily attributable an increase in the average balance of borrowed funds of $104.7 million, or 15.7%, to $772.5 million for 2005, compared to $667.8 million for 2004. Additionally, the cost of these funds increased to 3.83% for 2005, compared to 3.58% for 2004. The Company, as part of its wholesale strategy, continues to manage its cost of funds through its long-standing policy of laddering the maturities of borrowings up to and over a three to four year period. This strategy allows the Company the flexibility to alter its borrowing structure quarterly. During 2005, the Bank had maturing long-term borrowings, defined as borrowings with original terms greater than one year, of $262.0 million at an average rate of 3.42% replaced with borrowings of $262.0 million at an average rate of 4.21% which caused an increase in the cost of those borrowings by 79 basis points.

Interest expense on junior subordinated notes increased $2.1 million to $3.0 million at December 31, 2005 from $855,000 at December 31, 2004. This increase was primarily attributable to an increase in the average balance of the subordinated debt of $30.8 million to $46.8 million at December 31, 2005 from $16.0 million at December 31, 2004

ESB Financial Corporation	17	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

and to a lesser extent to an increase in the cost of these funds to 6.30% for 2005, compared to 5.34% for 2004. These increases were the result of the Company’s issuance of $35.0 million fixed/floating rate Preferred Securities at a rate of 6.03% in conjunction with the acquisition of PHSB in February 2005.

Provision for loan losses. The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover probable losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio. The provision for loan losses increased $362,000 to $568,000 for the year ended December 31, 2005 compared to $206,000 for the same period last year. These provisions were part of the normal operations of the Company for 2005. As a result of the provision for loan losses during 2005 and 2004, the Company’s allowance for loan losses amounted to $4.9 million, or 0.86%, of the Company’s total loan portfolio at December 31, 2005, compared to $3.9 million or 1.06% at December 31, 2004. The Company’s allowance for loan losses as a percentage of non-performing loans at December 31, 2005 and December 31, 2004 were 127.26% and 165.20%, respectively.

Noninterest income. Noninterest income decreased $3.8 million or 54.9% to $3.1 million for 2005, compared to $7.0 million for 2004. This decrease can be attributed to decreases in the net realized gain (loss) on sale of securities available for sale, income from real estate joint venture, net gain on sale of loans and BOLI of $3.9 million, $1.2 million, $26,000 and $8,000, respectively, partially offset by increases in fees and service charges and other income of $1.1 million and $163,000, respectively.

Fees and service charges increased $1.1 million or 48.7% to $3.4 million for 2005, compared to $2.3 million for 2004. These increases are primarily due to the merger with PHSB which expanded the number of savings accounts, NOW accounts and participation in our platinum overdraft program. These additional accounts resulted in NOW account and other savings accounts fees increasing by $956,000, or 62.3%, to $2.5 million for 2005, as compared to $1.5 million for 2004. The platinum overdraft program is a service provided by the Bank which enables customers limited ability to overdraft their checking accounts without the Bank returning the check. The increase in customers and accounts also resulted in increases to fees on loans and visa credit cards of $38,000 and $104,000, respectively. Additionally, the amortization of the loan servicing rights, net of the valuation allowance, decreased by $25,000, or 59.8% to $17,000 for 2005 as compared to $41,000 for 2004.

Net gain on sale of loans decreased $26,000 or 57.8% to $19,000 for 2005, compared to $45,000 for 2004. The decrease to the gain on sale of loans is a result of a decrease in originations of mortgage loans available for sale to $1.3 million for the year ended December 31, 2005, compared to $2.8 million for the same period in the prior year.

Net realized loss on sale of investments increased by $3.9 million to reflect a loss of $2.9 million for 2005 as compared to a gain of $943,000 for 2004. This decrease was due to the previously discussed restructuring that the Company completed in 2005. The Company restructured a portion of its securities portfolio by selling approximately $78.7 million of adjustable rate mortgage-backed securities (MBS), with a weighted average interest rate of 4.20%, that were originally purchased at a premium, and approximately $10.1 million of fixed rate MBS, with a weighted average interest rate of 4.39%, also purchased at a premium. The Company also sold approximately $7.3 million of municipal bonds.

Income from real estate joint ventures decreased by $1.2 million to $1.1 million for 2005 compared to $2.3 million for 2004. The Company experienced decreased sales and therefore decreased income over the same period last year as a result of the seasoned projects reaching their final stages. The Company entered into three new joint ventures in the latter part of 2005 that are expected to increase income in 2006.

ESB Financial Corporation	18	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Noninterest expense. Noninterest expenses increased $3.0 million or 14.7% to $23.1 million for 2005, compared to $20.2 million for 2004. This increase can be primarily attributed to increases in compensation and employee benefits, premises and equipment, data processing, amortization of intangible assets, advertising and other expenses of $1.2 million, $737,000, $361,000, $690,000, $143,000 and $1.3 million, respectively. Partially offsetting these increases were decreases in minority interest and loss on early extinguishment of debt of $605,000 and $844,000, respectively.

Compensation and employee benefits expense increased $1.2 million, or 10.1%, to $12.7 million for 2005, compared to $11.6 million for 2004. The increase was primarily related to the acquisition of PHSB in February 2005 as the average number of full-time equivalent employees increased to 259 at December 31, 2005 compared to 214 at December 31, 2004, and to a lesser extent normal salary increases between the periods. The increases between the periods were compensation and related taxes and health benefits of $1.2 million and $66,000, respectively, partially offset by decreases related to the MRP and ESOP of $49,000 and $50,000, respectively.

Premises and equipment expense increased $737,000, or 40.3%, to $2.6 million for 2005 as compared to $1.8 million for 2004. These increases are primarily due to increases related to the acquisition of PHSB in February 2005, which increased the properties owned by the Company to thirty from twenty the previous year, as well as expenses incurred for impairment charges that the Company recognized on its properties held for sale at December 31, 2005 of $76,000.

Data processing expense increased $361,000 or 23.3% to $1.9 million for 2005, compared to $1.6 million for 2004. These increases are primarily related to enhancements to applications utilized to manage the daily operations of the Company. The implementation of these enhancements are intended to provide a competitive edge to the Company. The acquisition of PHSB resulted in additional processing costs due to an increase in account volume. Further costs were incurred to convert PHSB to the Company’s data provider.

Amortization of intangible assets increased $690,000 to $854,000 for 2005, compared to $164,000 for 2004. The increase primarily resulted from the recording of a core deposit intangible of $4.5 million as a result of the acquisition of PHSB in February 2005, which resulted in amortization of approximately $748,000 in 2005, partially offset by decreases to the normal amortization of the core deposit intangible of prior acquisitions.

Minority interest decreased $605,000 or 66.6% to $303,000 for 2005, compared to $908,000 for 2004. Minority interest represents the portion of the profits on the consolidated joint ventures earned by the partners. The decrease is a result of the overall decrease to income from real estate joint ventures.

Loss on early extinguishment of debt decreased $844,000 in 2005. During 2004 the Company incurred $844,000 of expense to write off the deferred debt issuance costs associated with the redemption of the $20.3 million trust preferred debt of PennFirst Capital Trust I in January 2004.

Advertising expenses increased $143,000, or 44.0%, to $468,000 in 2005 as compared to $325,000 in 2004. A portion of the increase can be attributed to advertising campaigns surrounding the acquisition of PHSB in February 2005.

Miscellaneous other expenses which consist primarily of professional fees, forms, supplies, bank charges, postage, insurance expenses, organizational dues, ATM expenses and net carrying costs associated with real estate owned increased by $1.3 million, or 44.5%, to $4.2 million for 2005 as compared to $2.9 million for 2004. The increase in these costs was primarily due to the acquisition of PHSB.

Provision for income taxes. The provision for income taxes decreased $1.0 million, or 55.9%, to $810,000 for 2005 as compared to $1.8 million in 2004. The effective tax rate for 2005 was 8.1% compared to 15.5% for 2004. This is primarily due to the $1.8 million, or 15.5%, decrease to pre-tax income. The tax rate was further

ESB Financial Corporation	19	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

reduced by approximately 3.3% as a result of additional tax-free income in 2005 as compared to 2004. The Company acquired approximately $13.1 million of tax-free loans from PHSB. These loans generated approximately $614,000 in additional tax-free income in 2005 as compared to 2004. Additionally the tax-free income generated by the municipal securities portfolio, net of the TEFRA disallowance, increased by approximately $546,000 in 2005.

2004 Results Compared to 2003 Results

General. The Company reported net income of $10.0 million and $8.5 million for 2004 and 2003, respectively. The $1.5 million or 17.2% increase in net income between 2004 and 2003 can primarily be attributed to an increase in net interest income of $3.6 million, partially offset by an increase to provision for loan losses of $312,000, a decrease in noninterest income of $831,000 and increases in noninterest expense and provision for income taxes of $980,000 and $25,000, respectively.

Net interest income. Net interest income, the primary source of revenue for the Company, is determined by the Company’s interest rate spread, which is defined as the difference between income on earning assets and the cost of funds supporting those assets, and the relative amounts of interest earning assets and interest bearing liabilities. Management periodically adjusts the mix of assets and liabilities, as well as the rates earned or paid on those assets and liabilities in order to manage and improve net interest income. The level of interest rates and changes in the amount and composition of interest earning assets and liabilities affect the Company’s net interest income. Historically from an interest rate risk perspective, it has been management’s perception that differing interest rate environments can cause sensitivity to the Company’s net interest income, these being extended low long-term interest rates or rapidly rising short-term interest rates. Net interest income increased by $3.6 million or 16.7% to $25.2 million for 2004, compared to $21.6 million for 2003. This increase in net interest income can be attributed to a decrease in interest expense of approximately $5.3 million, offset partially by a decrease in interest income of $1.7 million.

The Company was able to enhance its margin during 2004 by refinancing borrowings as they matured at lower interest rates. This strategy combined with the redemption of $20.3 million of the Company’s fixed rate trust preferred securities early in the first quarter of 2004 resulted in a decline in the cost of these funds of 74 basis points to 3.62% for 2004 compared to 4.36% for 2003.

Interest income. Interest income decreased $1.7 million or 2.7 % to $60.8 million for 2004, compared to $62.5 million for 2003. This decrease in interest income can be attributed to a decrease in interest earned on loans receivable, securities available for sale and FHLB stock of $1.2 million, $321,000 and $149,000, respectively.

Interest earned on loans receivable decreased $1.2 million or 5.6% to $20.4 million for 2004, compared to $21.6 million for 2003. This decrease was primarily attributable to a decline in the yield on loans to 6.02% for 2004 compared to 6.51% for 2003. Partially offsetting the decline in the yield was an increase in the average balance of loans outstanding of $7.1 million or 2.2% to $339.2 million for the year ended December 31, 2004 as compared to $332.1 million for the year ended December 31, 2003.

Interest earned on securities decreased $321,000 or 0.8% to $39.8 million for 2004, compared to $40.1 million for 2003. This decrease was primarily attributable to a decrease in the tax equivalent yield on securities to 4.64% for 2004, compared to 4.78% for 2003. This decrease in yield is a reflection of the low interest rate environment that resulted in increased prepayments of securities and led to an increase in the amortization of premiums on the securities. Partially offsetting this decrease in yield was an increase in the average balance of securities of $25.1 million, or 2.8%, to $912.5 million for the year ended December 31, 2004 as compared to $887.4 million for the year ended December 31, 2003.

ESB Financial Corporation	20	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Income from FHLB stock decreased $149,000 or 22.3% to $520,000 for 2004, compared to $669,000 for 2003. This decrease can be primarily attributed to a decrease in the yield on FHLB stock to 1.64% for 2004, compared to 2.20% for 2003. Partially offsetting this decrease was an increase in the average balance of FHLB stock of $1.3 million or 4.4% to $31.7 million for 2004, compared to $30.4 million for 2003.

Interest earned on cash equivalents increased $5,000 or 6.4% to $83,000 for 2004, compared to $78,000 for 2003 as the yield increased to 0.77% for 2004, compared to 0.62% for 2003. Partially offsetting the increase in yields, was a decrease in the average balance of cash equivalents of $1.8 million or 14.6% to $10.7 million for 2004 compared to $12.6 million for 2003.

Interest expense. Interest expense decreased $5.3 million or 12.9% to $35.6 million for 2004, compared to $40.9 million for 2003. This decrease in interest expense can be attributed to decreases in interest incurred on deposits, borrowed funds and junior subordinated notes of $2.2 million, $1.6 million and $1.4 million, respectively.

Interest incurred on deposits decreased $2.2 million or 17.1% to $10.8 million for 2004, compared to $13.1 million for 2003. This decrease was primarily attributable to a decrease in the cost of deposits to 1.93% in 2004 from 2.26% in 2003 and to a lesser extent to a decrease in the average balance of interest-bearing deposits of $18.5 million or 3.2% to $561.0 million for 2004, compared to $579.5 million for 2003. The Company was able to decrease its cost of interest bearing deposits by diligently monitoring the interest rates on its products as well as the rates being offered by its competition through weekly interest rate committee meetings and utilizing rate surveys and hence subsequently lowering rates accordingly.

Interest incurred on FHLB advances, repurchase agreements and other borrowings, the largest components of the Company’s interest-bearing liabilities, decreased $1.6 million or 6.3% to $23.9 million for 2004, compared to $25.5 million for 2003. This decrease was primarily attributable to a decrease in the cost of these funds to 3.58% for 2004, compared to 4.18% for 2003. Partially offsetting the decrease in the cost of funds was an increase in the average balance of FHLB advances, repurchase agreements and other borrowings of $58.5 million or 9.6% to $667.8 million for 2004, compared to $609.3 million for 2003. The Company, as part of its wholesale strategy, was able to minimize its cost of funds through its long-standing policy of laddering the maturities of borrowings up to and over a three to four year period. This strategy allows the Company the flexibility to alter its borrowing structure quarterly. During the year 2004, the Bank had maturing long-term borrowings, defined as borrowings with original terms greater than one year, of $155.6 million at an average rate of 3.83% replaced with borrowings of $155.6 million at an average rate of 3.08% and was able to lower the cost of those borrowings by 75 basis points.

Interest expense on subordinated debt decreased $1.4 million to $855,000 at December 31, 2004 from $2.3 million for 2003. This decrease was primarily attributable to a decline in the average balance of the subordinated debt of $12.0 million or 42.8% to $16.0 million at December 31, 2004 from $28.0 million at December 31, 2003 and to a lesser extent to a decrease in the cost of these funds to 5.34% for 2004, compared to 8.22% for 2003.

The decrease in the cost of these funds was primarily the result of the Company restructuring the debt associated with the trust preferred securities of the Trust I. In the second quarter of 2003 the Company redeemed $5.0 million of the preferred securities of Trust I at a fixed rate of 8.625% and issued $10.0 million of variable rate preferred securities that reset quarterly to the 3 month London Interbank Offer Rate Index (LIBOR). Subsequently, in the fourth quarter of 2003 the Company issued an additional $5.0 million of variable rate preferred securities that also reset to LIBOR. In January of 2004 the Company entered into a loan agreement with First Tennessee Bank, National Association to borrow $15.0 million at a fixed interest rate of 5.55% and a stated maturity of five years. The proceeds were used to redeem the remaining $20.3 million of the preferred securities of Trust I, which were at an interest rate of 8.625%. Management’s decision to redeem these securities, over the past year, resulted in a total cost savings at the time of the restructuring of 374 basis points or a potential $660,000 annually.

ESB Financial Corporation	21	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Provision for (recovery of) loan losses. The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover embedded losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio.

The Company recorded a provision for loan losses of $206,000 for 2004, compared to a recovery of loan losses of $106,000 for 2003. The provision for loan losses for the year ended December 31, 2004 is the result of provisions recorded in 2004 offset by operating recoveries from the normal operations of the Company. As a result of the provision for and recovery of loan losses during 2004 and 2003, the Company’s allowance for loan losses amounted to $3.9 million, or 1.06%, of the Company’s total loan portfolio at December 31, 2004, compared to $4.1 million or 1.17% at December 31, 2003. The Company’s allowance for loan losses as a percentage of non-performing loans at December 31, 2004 and December 31, 2003 was 165.20% and 228.20%, respectively.

Noninterest income. Noninterest income decreased $831,000 or 10.7% to $7.0 million for 2004, compared to $7.8 million for 2003. This decrease can be attributed to decreases in the net gain on sale of loans, the cash surrender value of the BOLI, net gain on sale of securities available for sale, income from real estate joint ventures and other noninterest income of $404,000, $14,000, $356,000, $582,000 and $127,000, respectively. Partially offsetting these decreases was an increase to fees and service charges of $652,000.

Fees and service charges increased $652,000 or 39.3% to $2.3 million for 2004, compared to $1.7 million for 2003. This increase can primarily be attributed to a decrease in the amortization of the servicing rights, net of the valuation allowance, of approximately $398,000, and increases to prepayment fees on loans and fees on NOW accounts of $219,000 and $335,000, respectively. The increase to the fees on NOW accounts resulted from the Company introducing a new overdraft service in the fourth quarter of 2003. These increases were partially offset by nominal decreases to other fees and service charges.

Net gain on sale of loans decreased $404,000 or 90.0% to $45,000 for 2004, compared to $449,000 for 2003. The decrease to the gain on sale of loans is a result of the recent increase in interest rates which has slowed down originations of mortgage loans available for sale to $2.8 million for the year ended December 31, 2004, compared to $34.0 million for the same period in the prior year.

Income from real estate joint ventures decreased by $582,000 to $2.3 million for 2004 compared to $2.9 million for 2003. In two of the joint ventures the Company participates in developing the land as well as constructing and selling duplexes and quad homes. This decrease over the same period last year is a result of more units with higher profit margins being sold during 2003 than in 2004. The higher profit margins that the Company recognized in 2003 were primarily due to sales of a limited number of duplexes at one of the Company’s real estate joint ventures.

Noninterest expense. Noninterest expenses increased $980,000 or 5.1% to $20.2 million for 2004, compared to $19.2 million for 2003. This increase can be primarily attributed to increases in compensation and employee benefits, premises and equipment, data processing and loss on early extinguishment of debt of $520,000, $106,000, $142,000 and $629,000, respectively, partially offset by decreases in amortization of intangible assets, minority interest and other expense of $33,000, $261,000 and $116,000, respectively.

Compensation and employee benefits expense increased $520,000, or 4.7%, to $11.6 million for 2004, compared to $11.0 million for 2003. This increase can be attributed to normal salary increases between the years, the cost of health benefits and increases to the compensation related to the MRP of $414,000, $81,000 and $98,000, respectively. Partially offsetting these increases was a decrease to the compensation expense related to the ESOP of $97,000.

ESB Financial Corporation	22	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Premises and equipment expense increased $106,000, or 6.2%, to $1.8 million for 2004 as compared to 2003 at $1.7 million. Included in this expense was an impairment charge that the Company recognized on its Springdale office, which was closed on December 31, 2004, of $67,000.

Data processing expense increased $142,000 or 10.1% to $1.6 million for 2004, compared to $1.4 million for 2003. These increases are primarily related to new web-based services being offered to customers of the Bank, such as internet banking, bill pay and mortgage originations, as well as enhancements to applications utilized to manage the daily operations of the Company. The implementation of these enhancements will provide the customer 24 hour access to their accounts and provide a competitive edge to the Company. Additionally, after the completion of a technology review, the Company accelerated the depreciation on some of its data processing equipment and software applications to position itself for future technology enhancements that will be available through our data processing provider.

Amortization of intangible assets decreased $33,000 or 16.8% to $164,000 for 2004, compared to $197,000 for 2003. This amortization is related to the core deposit intangible that was recorded with the acquisition of WSB in 2001.

Loss on early extinguishment of debt increased $629,000 to $844,000 for 2004 from $215,000 for 2003. This expense was incurred to write off the deferred debt issuance costs associated with the redemption of the $20.3 million trust preferred debt of PennFirst Capital Trust I in January 2004.

Other expenses decreased $116,000 or 3.5% to $3.2 million for 2004, compared to $3.3 million for 2003. The decrease to other noninterest expense is a result of a decrease to various other expense accounts, partially offset by an increase to audit and accounting fees of $134,000 related to the Company’s compliance with the provisions of the Sarbanes-Oxley Act.

Provision for income taxes. The provision for income taxes remained relatively stable at $1.8 million for 2004. The provision for income taxes remained steady despite an increase of $1.5 million in pre-tax net income due to tax benefits the Company realized as a result of amended tax returns that were filed on behalf of the Company. The amended tax returns effectively reduced the Company’s provision as well as the effective tax rate to 15.5% from 18.0%, without the amendments, for the year ended December 31, 2004. The effective tax rate for the year ended December 31, 2003 was 17.5%.

Asset and Liability Management

The primary objective of the Company’s asset and liability management function is to maximize the Company’s net interest income while simultaneously maintaining an acceptable level of interest rate risk given the Company’s operating environment, capital and liquidity requirements, performance objectives and overall business focus. The principal determinant of the exposure of the Company’s earnings to interest rate risk is the timing difference between the repricing or maturity of interest-earning assets and the repricing or maturity of its interest-bearing liabilities. The Company’s asset and liability management policies are designed to decrease interest rate sensitivity primarily by shortening the maturities of interest-earning assets while at the same time extending the maturities of interest-bearing liabilities. The Board of Directors of the Company continues to believe in strong asset/liability management in order to insulate the Company from material and prolonged increases in interest rates. As a result of this policy, the Company emphasizes a larger, more diversified portfolio of residential mortgage loans in the form of mortgage-backed securities. Mortgage-backed securities generally increase the quality of the Company’s assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company.

ESB Financial Corporation	23	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

The Company’s Board of Directors has established an Asset and Liability Management Committee consisting of outside directors, the President and Chief Executive Officer, Group Senior Vice President/Chief Financial Officer, Group Senior Vice President/Operations, Group Senior Vice President/Lending and Group Senior Vice President/Administration. This committee, which meets quarterly, generally monitors various asset and liability management policies and strategies, which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on the investment in adjustable-rate and shorter duration mortgage-backed securities, (ii) an emphasis on the origination of single-family residential adjustable-rate mortgages (ARMs), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans, and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans; (iii) increase the duration of the liability base of the Company by extending the maturities of savings deposits, borrowed funds and repurchase agreements and (iv) the purchase of off-balance sheet interest rate caps which help to insulate the Bank’s interest rate risk position from increases in interest rates.

As of December 31, 2005, the implementation of these asset and liability initiatives resulted in the following: (i) $216.0 million or 38.0% of the Company’s total loan portfolio had adjustable interest rates or maturities of 12 months or less; (ii) $83.6 million or 32.1% of the Company’s portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs; (iii) $351.3 million or 38.5% of the Company’s portfolio of mortgage-backed securities were secured by ARMs and (iv) the Company had $50.0 million in notional amount of interest rate caps.

Interest Rate Sensitivity Gap Analysis

The implementation of the foregoing asset and liability initiatives and strategies, combined with other external factors such as demand for the Company’s products and economic and interest rate environments in general, has resulted in the Company being able to maintain a one-year interest rate sensitivity gap ranging between a positive 5.0% of total assets to a negative 15.0% of total assets. The one-year interest rate sensitivity gap is defined as the difference between the Company’s interest-earning assets, which are scheduled to mature or reprice within one year and its interest-bearing liabilities, which are scheduled to mature or reprice within one year. At December 31, 2005, the Company’s interest-earning assets maturing or repricing within one year totaled $549.0 million while the Company’s interest-bearing liabilities maturing or repricing within one-year totaled $798.7 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $249.7 million or a negative 13.5% of total assets. At December 31, 2005, the percentage of the Company’s assets to liabilities maturing or repricing within one year was 68.7%. The Company presently anticipates that its one-year interest rate sensitivity gap will fluctuate between a range of 0% and a negative 20% of total assets.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2005 which are expected to mature, prepay or reprice in each of the future time periods presented:

ESB Financial Corporation	24	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

(Dollar amounts in thousands)	Due in six months or less	Due within six months to one year	Due within one to three years	Due within three to five years	Due in over five years	Total
Total interest-earning assets	$374,417	$174,569	$453,262	$275,838	$433,241	$1,711,327
Total interest-bearing liabilities	592,884	205,769	667,066	47,400	190,631	1,703,750

Maturity or repricing gap during the period	$(218,467)	$(31,200)	$(213,804)	$228,438	$242,610	$7,577

Cumulative gap	$(218,467)	$(249,667)	$(463,471)	$(235,033)	$7,577

Ratio of gap during the period to total assets	(11.79)%	(1.68)%	(11.54)%	12.33%	13.09%

Ratio of cumulative gap to total assets	(11.79)%	(13.48)%	(25.01)%	(12.69)%	0.41%

Total assets						$1,852,779

The one-year interest rate sensitivity gap has been the most common industry standard used to measure an institution’s interest rate risk position. In recent years, in addition to utilizing interest rate sensitivity gap analysis, the Company has increased its emphasis on the utilization of interest rate sensitivity simulation analysis to evaluate and manage interest rate risk.

Interest Rate Sensitivity Simulation Analysis

The Company also utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. The Asset and Liability Management Committee of the Company believes that simulation modeling enables the Company to more accurately evaluate and manage the possible effects on net interest income due to the exposure to changing market interest rates, the slope of the yield curve and different loan and mortgage-backed security prepayment and deposit decay assumptions under various interest rate scenarios.

As with gap analysis and earnings simulation modeling, assumptions about the timing and variability of cash flows are critical in economic value of equity (EVE) valuation analysis. Particularly important are the assumptions driving mortgage prepayments and the assumptions about expected attrition of the core deposit portfolios. These assumptions are based on the Company’s historical experience and industry standards and are applied consistently across the different rate risk measures.

The Company has established the following guidelines for assessing interest rate risk:

Net interest income simulation. Given a 200 basis point parallel and gradual increase or decrease in market interest rates, net interest income may not change by more than 10% for a one-year period.

Economic Value of Equity (EVE). EVE is the net present value of the Company’s existing assets and liabilities. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, EVE may not correspondingly decrease or increase by more than 50% of stockholders’ equity.

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in EVE. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2005 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2005 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate

ESB Financial Corporation	25	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2005 for the change in EVE:

	Increase		Decrease
	+100 BP	+200 BP	-100 BP	-200 BP
Net interest income - increase (decrease)	(1.49)%	(2.50)%	(0.85)%	(1.05)%
Return on average equity - increase (decrease)	(2.54)%	(4.27)%	(1.60)%	(0.85)%
Diluted earnings per share - increase (decrease)	(3.23)%	(4.30)%	(2.15)%	(1.08)%
EVE - increase (decrease)	(18.82)%	(42.13)%	4.99%	(1.54)%

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in EVE. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2004 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2004 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2004 for the change in EVE:

	Increase		Decrease
	+100 BP	+200 BP	-100 BP	-200 BP
Net interest income - increase (decrease)	(0.76)%	(1.74)%	(2.32)%	N/A
Return on average equity - increase (decrease)	(1.21)%	(2.79)%	(3.87)%	N/A
Diluted earnings per share - increase (decrease)	(1.16)%	(2.84)%	(3.99)%	N/A
EVE - increase (decrease)	(26.90)%	(56.62)%	6.34%	N/A

Liquidity and Capital Resources

The Company’s goal in liquidity management is to ensure that sufficient cash flow exists to address deposit fluctuation, loan demand and debt service requirements. Liquidity is the availability of funds, or assurance that funds will be available, to honor all cash outflow commitments as they come due. These commitments are generally met through cash inflows. The Company’s primary sources of funds generally have been deposits obtained through the offices of the Bank, borrowings from the FHLB, repurchase agreement borrowings and amortization and prepayments of outstanding loans and maturing investment securities. While payments of principal and interest on loans and other investments are relatively predictable sources of funds, deposit flows are much less predictable since they are greatly influenced by the level of interest rates, the state of the economy, competition and industry conditions. Liquidity risk is the risk of not being able to obtain funds at a reasonable price within a reasonable period of time to meet financial commitments when due. The Company measures its liquidity position on an ongoing basis and estimates how funding requirements are likely to evolve over time. Liquidity management is integral to other key elements such as capital adequacy, asset quality and profitability and is a fundamental component in the safe and sound management of the Company. The Company supports the process of liquidity planning by assessing potential future liquidity needs and taking into account various possible changes in economic, market, political, regulatory and other external or internal conditions. Such planning involves identifying known, expected and potential cash outflows and weighing alternative business management strategies to ensure adequate cash inflows. The Board of Directors has approved a Liquidity Policy and has designated the Asset/Liability committee (ALCO) to oversee compliance of this policy. The ALCO has assigned responsibility of the management and supervision of the overall liquidity to the Investment Committee.

ESB Financial Corporation	26	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

Net cash provided by operating activities totaled $24.5 million for the year ended December 31, 2005. Net cash provided by operating activities was primarily comprised of net income of $9.2 million and an increase in prepaid expenses and other assets of $8.2 million.

Funds used in investing activities totaled $135.7 million during the year ended December 31, 2005. Primary uses of funds during the period included $493.9 million for purchases of securities available for sale, $206.8 million for loan originations, $16.4 million for the acquisition of PHSB, and $6.7 million for investment in real estate. These uses were partially offset by proceeds from repayments of loans and securities of $376.0 million, proceeds from the sale of securities of $212.8 million.

Funds provided by financing activities totaled $121.7 million for the year ended December 31, 2005. The primary sources of funds included a net increase in deposits of $10.6 million, proceeds from long-term borrowings of $290.1 million and $36.1 million from the issuance of trust preferred debt used to finance the acquisition of PHSB. These sources were partially offset by uses of $146.8 million, $58.2 million, $5.1 million and $5.3 million to repay long-tem borrowings, short-term borrowings, fund dividends paid and purchase treasury stock, respectively. Included in the repayment of long-tem debt is approximately $945,000 of principal payments on the loan for the Company’s leveraged ESOP.

At December 31, 2005, the total approved loan commitments outstanding amounted to $25.6 million. At the same date, commitments under unused lines of credit and credit card lines amounted to $60.0 million and the unadvanced portion of construction loans approximated $25.9 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2005 totaled $339.1 million.

Historically, the Company used its sources of funds primarily to meet its ongoing commitments to pay maturing savings certificates and savings withdrawals, fund loan commitments and maintain a substantial portfolio of investment securities. The Company has been able to generate sufficient cash through the retail deposit market, its traditional funding source, and through FHLB advances and other borrowings, to provide the cash utilized in investing activities. Management believes that the Company currently has adequate liquidity available to respond to liquidity demands.

The Company’s contractual obligations at December 31, 2005 are as follows:

(Dollar amounts in thousands) Contractual Obligations	Payment due by period
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Long-term debt obligations (1)	$675,837	$229,943	$443,768	$2,070	$56
Operating lease obligations	615	200	276	139	—
Purchase obligations	—	—	—	—	—

Total Contractual Obligations	$676,452	$230,143	$444,044	$2,209	$56

(1)	Excludes Interest

The sources of liquidity and capital resources discussed above are believed by management to be sufficient to fund outstanding loan commitments and meet other obligations.

Current regulatory requirements specify that ESB and similar institutions must maintain, tier one leverage capital equal to 3.0% of adjusted total assets and total capital equal to 8.0% of risk-weighted assets. The Office of the Comptroller of the Currency and the FDIC have adopted more stringent core capital requirements which require that all banks, except for the most highly rated banks, have at least an additional 100 to 200 basis point cushion

ESB Financial Corporation	27	2005 Annual Report

Management’s Discussion and Analysis of

Financial Condition and Results of Operations (continued)

above this minimum. Therefore, an absolute minimum leverage ratio of not less than 4.0% must be maintained by those banks that are not highly rated or that are anticipating or experiencing significant growth. The FDIC reserves the right to apply this higher standard to any insured financial institution when considering an institution’s capital adequacy. At December 31, 2005, ESB was in compliance with all regulatory capital requirements with tier one leverage capital and risk-based capital ratios of 7.3% and 15.6%, respectively.

Impact of Inflation and Changing Prices

The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial condition and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services since such prices are affected by inflation to a larger degree than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Company’s assets and liabilities are critical to the maintenance of acceptable performance levels.

Recent Accounting and Regulatory Pronouncements

The Company’s discussion of recent accounting and regulatory pronouncements can be found in Note 1 of the Company’s consolidated financial statements.

ESB Financial Corporation	28	2005 Annual Report

Consolidated Statements of Financial Condition

(Dollar amounts in thousands, except share data)

	December 31,
	2005	2004
Assets
Cash on hand and in banks	$9,520	$6,100
Interest-earning deposits	14,619	7,470
Federal funds sold	4,076	4,133

Cash and cash equivalents	28,215	17,703
Securities available for sale; cost of $1,124,097 and $920,443	1,117,063	929,794
Loans receivable, net of allowance for loan losses of $4,864 and $3,940	540,277	343,524
Accrued interest receivable	9,690	7,843
Federal Home Loan Bank (FHLB) stock	32,909	31,607
Premises and equipment, net	11,099	9,592
Real estate acquired through foreclosure, net	1,245	1,303
Real estate held for investment	23,041	12,612
Goodwill	41,599	7,127
Intangible assets	4,100	500
Bank owned life insurance	26,518	25,586
Prepaid expenses and other assets	17,023	7,324

Total assets	$1,852,779	$1,394,515

Liabilities and Stockholders’ Equity
Liabilities:
Deposits	$834,530	$580,346
FHLB advances	693,927	601,242
Repurchase agreements	107,000	67,000
Other borrowings	16,946	19,320
Junior subordinated notes	51,369	15,211
Advance payments by borrowers for taxes and insurance	2,242	1,642
Accrued expenses and other liabilities	19,888	11,953

Total liabilities	1,725,902	1,296,714

Stockholders’ Equity:
Preferred stock, $.01 par value, 5,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value, 30,000,000 shares authorized; 13,806,992 and 10,930,281 shares issued; 13,247,331 and 10,682,556 shares outstanding	138	109
Additional paid-in capital	100,690	60,940
Treasury stock, at cost; 559,661 and 247,725 shares	(7,434)	(3,394)
Unearned Employee Stock Ownership Plan (ESOP) shares	(4,494)	(5,518)
Unvested shares held by Management Recognition Plan (MRP)	(237)	(332)
Retained earnings	43,479	40,408
Accumulated other comprehensive (loss) income, net	(5,265)	5,588

Total stockholders’ equity	126,877	97,801

Total liabilities and stockholders’ equity	$1,852,779	$1,394,515

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	29	2005 Annual Report

Consolidated Statements of Operations

(Dollar amounts in thousands, except share data)

	Year ended December 31,
	2005	2004	2003
Interest income:
Loans receivable	$29,440	$20,413	$21,617
Taxable securities available for sale	44,164	34,798	35,628
Tax-exempt securities available for sale	5,605	4,984	4,475
FHLB stock	914	520	669
Interest-earning deposits and federal funds sold	230	83	78

Total interest income	80,353	60,798	62,467

Interest expense:
Deposits	17,246	10,835	13,075
FHLB advances and repurchase agreements	29,625	23,879	25,478
Junior subordinated notes	2,952	855	2,299

Total interest expense	49,823	35,569	40,852

Net interest income	30,530	25,229	21,615
Provision for (recovery of) loan losses	568	206	(106)

Net interest income after provision for (recovery of) loan losses	29,962	25,023	21,721

Noninterest income:
Fees and service charges	3,437	2,312	1,660
Net gain on sale of loans	19	45	449
Increase of cash surrender value of bank owned life insurance	932	940	954
Net realized (loss) gain on sale of securities available for sale	(2,909)	943	1,299
Income from real estate joint ventures	1,064	2,284	2,866
Other	599	436	563

Total noninterest income	3,142	6,960	7,791

Noninterest expense:
Compensation and employee benefits	12,727	11,557	11,037
Premises and equipment	2,564	1,827	1,721
Federal deposit insurance premiums	108	89	96
Data processing	1,913	1,552	1,410
Amortization of intangible assets	854	164	197
Minority interest	303	908	1,169
Loss on early extinguishment of debt	—	844	215
Advertising	468	325	143
Other	4,178	2,891	3,189

Total noninterest expense	23,115	20,157	19,177

Income before provision for income taxes	9,989	11,826	10,335
Provision for income taxes	810	1,836	1,811

Net income	$9,179	$9,990	$8,524

Net income per share:
Basic	$0.73	$0.98	$0.84
Diluted	$0.71	$0.94	$0.80

Cash dividends declared per share	$0.40	$0.40	$0.38
Weighted average shares outstanding	12,598,842	10,191,687	10,177,449
Weighted average shares and share equivalents outstanding	12,853,836	10,575,220	10,696,419

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	30	2005 Annual Report

Consolidated Statements of Changes in Stockholders’ Equity

(Dollar amounts in thousands, except share data)

	Common stock	Additional paid-in capital	Treasury stock	Unearned ESOP shares	Unvested MRP shares	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Total stockholders’ equity
Balance at January 1, 2003	$92	$58,297	$(4,769)	$(2,305)	$(225)	$32,458	$12,823	$96,371
Comprehensive results:
Net income	—	—	—	—	—	8,524	—	8,524
Other comprehensive results, net	—	—	—	—	—	—	(2,249)	(2,249)
Reclassification adjustment	—	—	—	—	—	—	(1,110)	(1,110)

Total comprehensive results	—	—	—	—	—	8,524	(3,359)	5,165
Cash dividends at $0.38 per share	—	—	—	—	—	(3,896)	—	(3,896)
Six-for-five stock split	17	—	—	—	—	(17)	—	—
Payment of cash in lieu of fractional shares for six-for-five stock split	—	(10)	—	—	—	—	—	(10)
Purchase of treasury stock, at cost (220,826 shares)	—	—	(3,181)	—	—	—	—	(3,181)
Reissuance of treasury stock for stock option exercises	—	—	1,884	—	—	(1,190)	—	694
Release of ESOP shares	—	528	—	801	—	—	—	1,329
Purchase of treasury stock, for ESOP (342,465 shares)	—	1,017	3,983	(5,000)	—	—	—	—
Tax effect of compensatory stock options	—	370	—	—	—	—	—	370
Accrued compensation expense MRP	—	—	—	—	29	—	—	29

Balance at December 31, 2003	$109	$60,202	$(2,083)	$(6,504)	$(196)	$35,879	$9,464	$96,871

Comprehensive results:
Net income	—	—	—	—	—	9,990	—	9,990
Other comprehensive results, net	—	—	—	—	—	—	(3,262)	(3,262)
Reclassification adjustment	—	—	—	—	—	—	(614)	(614)

Total comprehensive results	—	—	—	—	—	9,990	(3,876)	6,114
Cash dividends at $0.40 per share	—	—	—	—	—	(4,063)	—	(4,063)
Purchase of treasury stock, at cost (230,958 shares)	—	—	(3,139)	—	—	—	—	(3,139)
Reissuance of treasury stock for stock option exercises	—	—	1,828	—	—	(1,398)	—	430
Release of ESOP shares	—	257	—	986	—	—	—	1,243
Tax effect of compensatory stock options	—	218	—	—	—	—	—	218
Issuance of MRP shares	—	263	—	—	(199)	—		64
Accrued compensation expense MRP	—	—	—	—	63	—	—	63

Balance at December 31, 2004	$109	$60,940	$(3,394)	$(5,518)	$(332)	$40,408	$5,588	$97,801

Comprehensive results:
Net income	—	—	—	—	—	9,179	—	9,179
Other comprehensive results, net	—	—	—	—	—	—	(11,218)	(11,218)
Reclassification adjustment	—	—	—	—	—	—	365	365

Total comprehensive results	—	—	—	—	—	9,179	(10,853)	(1,674)
Common stock issued as a result of the acquisition of PHSB.	29	39,473	—	—	—	—	—	39,502
Cash dividends at $0.40 per share	—	—	—	—	—	(5,164)	—	(5,164)
Purchase of treasury stock, at cost (400,031 shares)	—	—	(5,302)	—	—	—	—	(5,302)
Reissuance of treasury stock for stock option exercises	—	—	1,262	—	—	(944)	—	318
Release of ESOP shares	—	170	—	1,024	—	—	—	1,194
Tax effect of compensatory stock options	—	98	—	—	—	—	—	98
Issuance of MRP shares	—	9	—	—	(9)	—		—
Accrued compensation expense MRP	—	—	—	—	104	—	—	104

Balance at December 31, 2005	$138	$100,690	$(7,434)	$(4,494)	$(237)	$43,479	$(5,265)	$126,877

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	31	2005 Annual Report

Consolidated Statements of Cash Flows

(Dollar amounts in thousands)

	Year ended December 31,
	2005	2004	2003
Operating activities:
Net income	$9,179	$9,990	$8,524
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation for premises and equipment	1,221	1,021	976
Provision for (recovery of) loan losses	568	206	(106)
Amortization of premiums	3,767	3,117	4,417
Origination of loans held for sale	(1,319)	(2,821)	(34,000)
Proceeds from sale of loans held for sale	1,319	2,821	35,568
Loss (gain) on sale of securities available for sale	2,909	(943)	(1,299)
Amortization of intangible assets	872	205	637
Compensation expense on ESOP and MRP	1,271	1,370	1,368
(Increase) decrease in accrued interest receivable	(1,847)	(213)	775
Decrease in prepaid expenses and other assets	4,449	346	1,017
(Decrease) increase in accrued expenses and other liabilities	(1,512)	(1,493)	2,968
Other	(172)	(577)	(119)

Net cash provided by operating activities	20,705	13,029	20,726

Investing activities:
Loan originations and purchases	(206,820)	(158,090)	(188,586)
Purchases of:
Securities available for sale	(493,903)	(230,935)	(489,965)
Interest rate cap contracts	—	(215)	(1,123)
FHLB stock	—	(929)	(791)
Fixed assets	(438)	(1,127)	(1,173)
Principal repayments of:
Loans receivable	157,144	136,307	205,733
Securities available for sale	218,846	213,129	386,210
Proceeds from the sale of:
Securities available for sale	212,831	9,601	31,888
REO	127	380	149
Fixed assets	1,459	—	—
Redemption of FHLB stock	1,880	—	—
Payment for purchase of PHSB, net of cash acquired	(16,338)	—	—
Additions to real estate held for investment	(29,867)	(14,530)	(10,443)
Reductions to real estate held for investment	23,189	15,256	10,905

Net cash used in investing activities	(131,890)	(31,153)	(57,196)

Financing activities:
Net increase (decrease) in deposits	10,624	(22,700)	13,220
Proceeds from long-term borrowings	290,140	176,310	160,000
Repayments of long-term borrowings	(146,830)	(114,555)	(123,081)
Net (decrease) increase in short-term borrowings	(58,254)	8,505	(16,940)
Issuance of Preferred Debt	36,083	—	14,625
Redemption of Preferred Debt	—	(20,052)	(4,785)
Proceeds received from exercise of stock options	318	430	694
Dividends paid	(5,082)	(4,302)	(3,885)
Proceeds from re-issuance or sale of treasury stock	—	—	5,000
Payments to acquire treasury stock	(5,302)	(3,139)	(3,181)
Stock purchased by ESOP	—	—	(5,000)

Net cash provided by financing activities	121,697	20,497	36,667

Net increase in cash and cash equivalents	10,512	2,373	197
Cash and cash equivalents at beginning of period	17,703	15,330	15,133

Cash and cash equivalents at end of period	$28,215	$17,703	$15,330

Continued

ESB Financial Corporation	32	2005 Annual Report

Consolidated Statements of Cash Flows

(Dollar amounts in thousands)

	Year ended December 31,
	2005	2004	2003
Supplemental information:

Interest paid	$52,255	$35,595	$40,227
Income taxes paid	1,863	1,971	1,585

Supplemental schedule of non-cash investing and financing activities:
Transfers from loans receivable to real estate acquired through foreclosure	118	598	275
Dividends declared but not paid	1,325	1,068	1,079

The Company purchased all of the common stock of PHSB for $79.7 million. In conjunction with the acquisition, the assets acquired and liabilities assumed were as follows:
Fair value of assets acquired	$338,146	—	—
Stock issued for the purchase of PHSB common stock	(39,502)	—	—
Cash paid for PHSB common stock	(40,238)
Liabilities assumed	(292,878)	—	—

	$(34,472)	—	—

See accompanying notes to consolidated financial statements.

ESB Financial Corporation	33	2005 Annual Report

Notes to Consolidated Financial Statements

1.	Summary of Significant Accounting Policies

Principles of Consolidation

ESB Financial Corporation (the Company) is a publicly traded Pennsylvania thrift holding company. The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries, ESB Bank, (ESB or the Bank), PennFirst Financial Services, Inc., THF, Inc. (THF), AMSCO, Inc. (AMSCO) and ESB Financial Services, Inc. ESB is a Pennsylvania chartered Federal Deposit Insurance Corporation (FDIC) insured stock savings bank.

AMSCO is engaged in real estate development and construction of 1- 4 family residential units independently or in conjunction with its joint ventures. The Bank has provided all development and construction financing. The joint ventures that are 51% owned or greater by AMSCO have been included in the consolidated financial statements and are reflected within other noninterest income or expense. The Bank’s loans to AMSCO and related interest have been eliminated in consolidation.

In addition to the elimination of the loans and interest to the joint ventures described above, all other significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make some estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Certain amounts previously reported for 2004 and 2003 have been reclassified to conform with the financial statement presentation for 2005. The reclassification had no effect on net income. All share and related price and dividend amounts presented herein have been restated to reflect prior period stock dividends and stock splits.

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities that generate revenue and incur expense, the operating results of which are reviewed by management and for which discrete financial information is available. At December 31, 2005, the Company was doing business through 23 full service banking branches, one loan production office, and its various other subsidiaries. Loans and deposits are primarily generated from the areas where banking branches are located. The Company derives its income predominantly from interest on loans and securities and to a lesser extent, noninterest income. The Company’s principal expenses are interest paid on deposits and borrowed funds and normal operating costs. The Company’s operations are principally in the savings and loan industry. Consistent with internal reporting, the Company’s operations are reported in one operating segment, which is community banking.

Cash Equivalents

Cash equivalents include cash on hand and in banks, interest-earning deposits with original maturities of 90 days or less and federal funds sold. The Board of Governors of the Federal Reserve System imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest bearing balance with the Federal Reserve Bank. Required reserves averaged $10.0 million during the year 2005.

ESB Financial Corporation	34	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Securities Available for Sale and Held for Maturity

Securities include investments primarily in bonds, notes and to a lesser extent equity securities and are classified as either available for sale or held to maturity at the time of purchase based on management’s intent. Such intent includes consideration of the interest rate environment, prepayment risk, credit risk, maturity and repricing characteristics, liquidity considerations, investment and asset/liability management policies and other pertinent factors. Unrealized holding gains and losses, net of applicable income taxes, on available for sale securities are reported as accumulated other comprehensive income until realized. Gains and losses on the sale of securities are determined using the specific identification method and are included in operations in the period sold.

Declines in the fair value of equity securities below their cost that are determined to be other than temporary result in the security being written down to fair value on an individual basis. Any related write-downs are included in operations as realized losses.

Declines in the fair value of marketable debt securities that are determined to be other than temporary due to a decline in the credit of the issuer are written down to fair value accordingly, with a resulting charge to realized loss and an adjustment to the cost basis of the security. With respect to the other-than-temporary impairments of marketable debt securities where the decline in the market value is solely attributable to an increase in market interest rates, this would not trigger an other-than-temporary impairment charge if the Company has the intent and ability to hold the debt security until recovery. At each reporting date, management will re-challenge their intent and ability to hold such debt security until recovery and document the basis for this assertion. To the extent that market conditions have changed and management can no longer assert that they have the intent and ability to hold a debt security until the market value recovers, the Company will recognize an other-than-temporary impairment at that time.

Yields and carrying values for certain mortgage-backed securities are subject to normal interest rate and prepayment risks. Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity.

Loans Receivable

Loans receivable, for which management has the intent and the Company has the ability to hold for the foreseeable future or until maturity or payoff, are reported at their outstanding unpaid principal balances reduced by any charge-offs and net of any deferred fees or costs on loans originated, unamortized premiums or discounts on loans purchased and the allowance for loan losses.

Interest income on loans is accrued and credited to operations as earned. Interest income is not accrued for loans delinquent 90 days or greater. Interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet contractual payments. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest receipts on nonaccrual and impaired loans are recognized as interest revenue or applied to principal when management believes the ultimate collectibility of principal is in doubt.

Discounts and premiums on purchased loans are recognized in interest income using the interest method over the remaining period to contractual maturity, adjusted for prepayments. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment to the yield of the related loan over the loan’s period to maturity. Loans originated and intended for sale are carried at the lower of cost or estimated market value in the aggregate.

ESB Financial Corporation	35	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Impaired loans are commercial and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of impaired loans is not the same as the definition of nonaccrual loans, although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using current interest rates, and its recorded value, or, as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to four family properties and all consumer loans are large groups of smaller balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrowers prior payment record and the amount of shortfall in relation to the principal and interest owed.

The allowance for loan losses is maintained at a level believed to be adequate by management to absorb probable losses inherent in the portfolio and is based on the size and current risk characteristics of the loan portfolio, an assessment of individual problem loans and actual loss experience, current economic events in specific industries and other pertinent factors such as regulatory guidance and general economic conditions. Determination of the allowance is inherently subjective as it requires significant estimates, including the amounts and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience and consideration of current economic trends, all of which may be susceptible to significant change. Loan losses are charged off against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for loan losses is charged to operations based on management’s periodic evaluation of the factors previously mentioned, as well as other pertinent factors. Evaluations are conducted quarterly, during which loans may be charged off upon reaching various stages of delinquency and depending upon the loan type. The components of the allowance for loan losses represent an estimation pursuant to FAS No. 5, “Accounting for Contingencies” or FAS No. 114, “Accounting by Creditors for Impairment of a Loan”.

Real Estate Acquired Through Foreclosure

Real estate properties acquired through foreclosure are initially recorded at the lower of cost or fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, management periodically performs valuations and the real estate is carried at the lower of cost or fair value less estimated costs to sell. Revenue and expenses from operations of the properties, gains and losses on sales and additions to the valuation allowance are included in operating results.

Premises and Equipment

Land is carried at cost. Premises, furniture and equipment, and leasehold improvements are carried at cost less accumulated depreciation or amortization. Depreciation is calculated on a straight-line basis over the

ESB Financial Corporation	36	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

estimated useful lives of the related assets, which are twenty-five to fifty years for buildings and three to ten years for furniture and equipment. Amortization of leasehold improvements is computed using the straight-line method over the term of the related lease.

Goodwill and Intangible Assets

Goodwill consisted of $41.6 million and $7.1 million at December 31, 2005 and 2004, respectively. The Company adopted the provisions of FAS 142, under which the Company ceased amortizing goodwill and instead evaluates goodwill for impairment. This impairment assessment is performed at least annually. The fair value of the Company and the implied fair value of goodwill at the respective reporting unit level was estimated as of October 31, 2005 using the market value approach, utilizing industry comparable information. The Company concluded that the recorded value of goodwill was not impaired as a result of the evaluation. Core deposit intangible was $3.9 million and $309,000 at December 31, 2005 and 2004, respectively. The core deposit intangible assets are amortized on a sum of the year’s digit basis over the estimated useful life, generally up to ten years. Amortization of finite lived assets is expected to total, $829,000, $715,000, $601,000, $494,000, $413,000 and $844,000 for 2006, 2007, 2008, 2009, 2010 and thereafter, respectively.

Mortgage Servicing Assets

The servicing asset recorded in connection with the whole loan sale and securitization of a portion of the Company’s 1- 4 family residential mortgage loan portfolio during 2002 was $1.2 million. At December 31, 2005, the remaining balance and fair value of the servicing asset was $174,000. Servicing assets are amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of servicing assets is based on fair value of those assets, estimated using discounted cash flows and prepayment assumptions for the market area of the servicing portfolio. For purposes of measuring impairment, the servicing asset is stratified based on interest rate. The amount of impairment recognized is the amount by which the capitalized servicing asset for a stratum exceeds the fair value of that stratum. The impairment valuation at December 31, 2005 and 2004 was $0 and $35,000, respectively. The amortization taken on the servicing asset for the year ended December 31, 2005 and 2004 was $51,000 and $111,000, respectively. The Company had recoveries of impairment valuations during 2005 and 2004 of $35,000 and $70,000, respectively. The Company had total loans serviced for others of $30.0 million, $38.7 million and $54.0 million at December 31, 2005, 2004 and 2003, respectively.

Income Taxes

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Financial Instruments

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS 133, the Company records all derivatives on the consolidated balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

ESB Financial Corporation	37	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings.

The Company’s objective in using derivatives is to add stability to net interest income and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate caps as part of its cash flow hedging strategy. Interest rate caps designated as cash flow hedges involve the receipt of variable rate amounts over the life of the agreement if the LIBOR interest rate increases above a certain rate. During 2005, such derivatives were used to hedge the variable cash flows associated with $50.0 million of existing variable-rate debt.

In the event the Company terminates a derivative designated as a cash flow hedge, the treatment of the gain or loss on the derivative on the termination date depends on the probability of the hedged forecasted transactions occurring. If the forecasted transactions are probable of not occurring, the gain or loss on the termination of the derivative is recognized immediately in earnings. Otherwise, the gain or loss is reclassified out of other comprehensive income into earnings as the forecasted transactions occur.

If the hedged item in a cash flow hedge fails to occur or is probable of not occurring, cash flow hedge accounting is no longer applied to that hedging relationship and amounts classified in other comprehensive income are reclassified to earnings immediately. All future changes in the fair value of the derivative will be classified in earnings until the derivative matures or is re-designated in a new hedging relationship.

As of December 31, 2005, no derivatives were designated as fair value hedges or hedges of net investments in foreign operations. Additionally, the Company does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedges.

At December 31, 2005 and 2004, derivatives with a fair value of $381,000 and $451,000, respectively, were included in other assets. The change in unrealized losses of $70,000 in 2005 for derivatives designated as cash flow hedges is separately disclosed, net of tax, in other comprehensive income in Note 11. No hedge ineffectiveness on cash flow hedges was recognized during 2005 or 2004.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During 2005, approximately $90,000 was reclassified from other comprehensive income to interest expense. The Company estimates that during 2006, $284,000 will be reclassified from other comprehensive income to interest expense.

ESB Financial Corporation	38	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

The Company accounts for stock based compensation using the intrinsic value method in accordance with APB Opinion 25, “Accounting for Stock Issued to Employees” and has adopted the disclosure provisions of FAS 148, “Accounting for Stock Based Compensation”. Under APB No. 25, because the exercise price of the Company’s stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The disclosure provisions of FAS 148 require the presentation of net income and earnings per share assuming the reporting of compensation expense under FAS 123, whereby the estimated fair value of the options is amortized to expense over the vesting period. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions for 2005: risk-free interest rates of 4.98%; dividend yields of 3.38%; volatility factors of the expected market price of the Company’s stock of 22.0%; and a weighted average life of the option of 5.6 years. The year 2004: risk-free interest rates of 3.74%; dividend yields of 2.75%; volatility factors of the expected market price of the Company’s stock of 24.2%; and a weighted average life of the option of 5.8 years. The year 2003 was modeled with the following assumptions: risk-free interest rates of 3.49%; dividend yields of 2.75%; volatility factors of the expected market price of the company’s stock of 21.9%; and a weighted average life of the option of 5.6 years. The following pro forma information regarding compensation expense, net of tax, net income and earnings per share assumes the adoption of FAS 123 for stock options granted subsequent to December 31, 1994:

(Dollar amounts in thousands, except share data)	2005	2004	2003
Net income, as reported	$9,179	$9,990	$8,524
Compensation expense, under FAS 123, net of tax	(194)	(218)	(180)

Pro forma net income	$8,985	$9,772	$8,344

Basic net income per share, as reported	$0.73	$0.98	$0.84
Pro forma basic net income per share	$0.71	$0.96	$0.82

Diluted net income per share, as reported	$0.71	$0.94	$0.80
Pro forma diluted net income per share	$0.70	$0.92	$0.78

The Black-Scholes Valuation Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option’s vesting period.

ESB Financial Corporation	39	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

Net Income Per Share

The following table summarizes the Company’s net income per share for the years ended December 31:

(Amounts in thousands, except per share data)	2005	2004	2003
Net income	$9,179	$9,990	$8,524
Weighted-average common shares outstanding	12,599	10,192	10,177

Basic earnings per share	$0.73	$0.98	$0.84

Weighted-average common shares outstanding	12,599	10,192	10,177
Common stock equivalents due to effect of stock options	254	383	519

Total weighted-average common shares and equivalents	12,853	10,575	10,696

Diluted earnings per share	$0.71	$0.94	$0.80

The shares controlled by the ESOP of 410,449 and 503,929 at December 31, 2005 and December 31, 2004, respectively, are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee’s individual account. Options to purchase 89,660 shares of common stock at $15.35 per share and 90,120 shares of common stock at $14.50 per share were outstanding as of December 31, 2005 but were not included in the computation of diluted earnings per share for 2005 because the options’ exercise price was greater than the average market price of the common shares. These shares expire in November 2013 and 2014, respectively, Options to purchase 82,300 shares at $12.20 per share and 17,960 shares at $12.40 per share were outstanding as of December 31, 2005 but were not included in the computation of diluted earnings per share for 2005 because the options’ exercise price was greater than the average market price of the common shares. These shares expire May 2015. Options to purchase 94,310 shares of common stock at $15.35 per share of common stock and 90,220 at $14.50 per share of common stock, were outstanding as of December 31, 2004 but were not included in the computation of diluted earnings per share for 2004 because the options’ exercise price was greater than the average market price of the common shares. The options expire in November of 2013 and 2014. All of the options outstanding at December 31, 2003 were included in the computation of diluted earnings per share for 2003 because the options’ exercise price was less than the average market price of the common shares.

Effect of Recent Accounting and Regulatory Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (FAS No. 123R). FAS No. 123R revised FAS No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. FAS No. 123R will require compensation costs related to share-based payment transactions to be recognized in the financial statement (with limited exceptions). The amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award.

In April 2005, the Securities and Exchange Commission adopted a new rule that amends the compliance dates for FAS No. 123R. The Statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured based on the fair value of the equity or liability instruments issued. FAS No. 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The Company adopted FAS No. 123R effective January 1, 2006. The impact of this Statement on the Company in fiscal 2006 and beyond will depend upon various factors, among them being our future compensation strategy.

ESB Financial Corporation	40	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

1.	Summary of Significant Accounting Policies (continued)

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB No. 107”), Share-Based Payment, providing guidance on option valuation methods, the accounting for income tax effects of share-based payment arrangements upon adoption of FAS No. 123R, and the disclosures in MD&A subsequent to the adoption. The Company will provide SAB No. 107 required disclosures upon adoption of FAS No. 123R on January 1, 2006.

In December 2004, FASB issued FAS No. 153, Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. FAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of FAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

In June 2005, the FASB issued FAS No. 154, Accounting Changes and Errors Corrections, a replacement of APB Opinion No. 20 and FAS No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. FAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impractical. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS No.154 improves the financial reporting because its requirements enhance the consistency of financial reporting between periods. The provisions of FAS No. 154 are effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

ESB Financial Corporation	41	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

2.	Securities

The following table summarizes the Company’s securities as of December 31:

(Dollar amounts in thousands)	Amortized cost	Unrealized gains	Unrealized losses	Fair value
December 31, 2005:
Trust Preferred securities	$500	$—	$(57)	$443
Municipal securities	113,403	5,273	(11)	118,665
Equity securities	1,554	362	(6)	1,910
Corporate bonds	85,168	372	(1,575)	83,965
Mortgage-backed securities	923,472	2,399	(13,791)	912,080

	$1,124,097	$8,406	$(15,440)	$1,117,063

December 31, 2004:
Trust Preferred securities	$500	$—	$(18)	$482
U.S. Government securities	5,986	487	—	6,473
Municipal securities	106,622	6,012	(193)	112,441
Equity securities	973	352	—	1,325
Corporate bonds	99,290	1,948	(1,770)	99,468
Mortgage-backed securities	707,072	6,287	(3,754)	709,605

	$920,443	$15,086	$(5,735)	$929,794

The proceeds from the sale of securities as of December 31, 2005, 2004 and 2003 were $212.8 million, $9.6 million and $31.9 million, respectively. Gross realized gains and gross realized losses on sales of securities available for sale were $1.1 million and $4.0 million, respectively in 2005, $943,000 and $0, respectively in 2004, $1.3 million and $2,000, respectively in 2003. In addition impairment charges on available for sale securities of $44,000 were recorded for the year ended 2005, on equity securities that were deemed to be other-than-temporarily impaired, no impairment charges were taken in years ended December 31, 2004 or 2003.

At December 31, 2005 and 2004 the Company did not have any corporate bonds whose book value exceeded 10% of equity.

2.	Securities (continued)

The following table shows the Company’s investments’ gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005:

As of December 31, 2005

	Less than 12 Months			12 Months or more			Total
(Dollar amounts in thousands)	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses
Municipal securities	—	$—	$—	3	$1,842	$11	3	$1,842	$11
Corporate bonds	2	5,987	19	9	42,704	1,613	11	48,691	1,632
Equity Securities	2	345	6	—	—	—	2	345	6
Mortgage-backed securities	123	482,640	7,057	66	238,397	6,734	189	721,037	13,791

	127	$488,972	$7,082	78	$282,943	$8,358	205	$771,915	$15,440

ESB Financial Corporation	42	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

The following table shows the Company’s investments’ gross unrealized losses and fair value aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

As of December 31, 2004

	Less than 12 Months			12 Months or more			Total
(Dollar amounts in thousands)	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses	# of Securities	Fair Value	Unrealized losses
Municipal securities	5	$3,739	$31	12	$8,786	$162	17	$12,525	$193
Corporate bonds	—	—	—	10	47,460	1,788	10	47,460	1,788
Mortgage-backed securities	48	184,898	961	33	172,194	2,793	81	357,092	3,754

	53	$188,637	$992	55	$228,440	$4,743	108	$417,077	$5,735

The Company primarily invests in mortgage-backed securities, variable and fixed rate corporate bonds, municipal bonds, government bonds and to a lesser extent equity securities. The policy of the Company is to recognize an other than temporary impairment on equity securities where the fair value has been significantly below cost for three consecutive quarters. Declines in the fair value of the corporate bonds that can be attributed to specific adverse conditions affecting the credit quality of the investment would be recorded as other than temporary impairment losses, and charged to earnings. In order to determine if a decline in fair value is other than temporary, the Company reviews corporate ratings of the investment, analyst reports and SEC filings of the issuers. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. The Company reviews its position quarterly and has asserted that at December 31, 2005, the declines outlined in the above table represent temporary declines due to changes in interest rates and are not reflections of an impairment in the credit quality of the securities, additionally, the Company does have the intent and ability to hold those securities either to maturity or to allow a market recovery.

2.	Securities (continued)

The following table summarizes scheduled maturities of the Company’s securities as of December 31, 2005, excluding equity securities which have no maturity dates:

	Available for sale
(Dollar amounts in thousands)	Weighted Average Yield	Amortized cost	Fair value
Due in one year or less	6.11%	$21,030	$21,068
Due from one year to five years	5.89%	18,991	19,644
Due from five to ten years	4.14%	24,576	24,185
Due after ten years	4.84%	1,057,946	1,050,256

	4.86%	$1,122,543	$1,115,153

For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

ESB Financial Corporation	43	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

Securities, with carrying values of $64.8 million and $52.0 million as of December 31, 2005 and 2004, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

3.	Loans Receivable

The following table summarizes the Company’s loans receivable as of December 31:

(Dollar amounts in thousands)	2005	2004
Mortgage loans:
Residential - single family	$230,805	$155,971
Residential - multi family	36,401	35,565
Commercial real estate	69,453	53,446
Construction	71,848	61,061

Subtotal mortgage loans	408,507	306,043

Other loans:
Consumer loans	136,296	58,066
Commercial business	23,527	8,271

Subtotal other loans	159,823	66,337
Total Loans	568,330	372,380

Less:
Allowance for loan losses	4,864	3,940
Deferred loan fees and net discounts	(2,715)	248
Loans in process	25,904	24,668

	$540,277	$343,524

3.	Loans Receivable (continued)

Non-performing loans, which include non-accrual loans and troubled debt restructuring, were $3.8 million and $2.4 million at December 31, 2005 and 2004, respectively.

For non-performing loans, the interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31 are summarized below:

(Dollar amounts in thousands)	2005	2004	2003
Interest income that would have been recorded	$355	$153	$164
Interest income recognized	193	68	86

Interest income foregone	$162	$85	$78

The Company is not committed to lend additional funds to debtors whose loans are on non-accrual status.

ESB Financial Corporation	44	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

The following is a summary of the changes in the allowance for loan losses:

(Dollar amounts in thousands)	Totals
Balance, January 1, 2003	$4,237
Recovery of loan losses	(106)
Charge offs	(87)
Recoveries	18

Balance, December 31, 2003	4,062
Provision for loan losses	206
Charge offs	(384)
Recoveries	56

Balance, December 31, 2004	3,940
Allowance for loan losses of PHSB	1,406
Provision for loan losses	568
Charge offs	(1,151)
Recoveries	101

Balance, December 31, 2005	$4,864

The following table is a summary of the loans considered to be impaired as of December 31:

(Dollar amounts in thousands)	2005	2004	2003
Impaired loans with an allocated allowance	$1,479	$1,131	$80
Impaired loans without an allocated allowance	175	—	—

Total impaired loans	$1,654	$1,131	$80

Allocated allowance on impaired loans	$105	$260	$80
Portion of impaired loans on non-accrual	1,654	198	79
Average impaired loans	1,420	960	268
Income recognized on impaired loans	86	52	—

FAS No. 114 does not apply to large groups of smaller balance homogenous loans that are collectively evaluated for impairment. The Company collectively reviews all residential real estate and consumer loans for impairment.

ESB Financial Corporation	45	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

3.	Loans Receivable (continued)

At December 31, 2005, the Company conducted its business through 23 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania which also serves as its primary lending area. Management does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

4.	Investment Required by Regulation

The Company’s subsidiary bank is a member of the FHLB System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than 1.0% of the unpaid principal balances of residential mortgage loans, 0.3% of total assets or approximately 5.0% of outstanding advances, if any due to the FHLB, whichever is greater, as calculated periodically by the FHLB. Purchases and sales of FHLB stock are made directly with the FHLB at par.

5.	Premises and Equipment

Premises and equipment at December 31 are summarized by major classification as follows:

(Dollar amounts in thousands)	2005	2004
Land	$2,236	$1,461
Buildings and improvements	14,453	11,322
Leasehold improvements	1,016	622
Furniture, fixtures and equipment	11,289	8,247

	28,994	21,652
Less accumulated depreciation and amortization	17,895	12,060

	$11,099	$9,592

Depreciation expense for the years December 31, 2005, 2004 and 2003 were $1.2 million, $1.0 million and $976,000, respectively.

The Company is obligated under non-cancelable long term operating lease agreements for certain branch offices. These lease agreements, each having renewal options and none expiring later than 2010, have approximate aggregate rentals of $199,782, $164,842, $111,622, $101,622, $36,937 and $0 for the years ended December 31, 2006, 2007, 2008, 2009, 2010 and thereafter, respectively. Rent expense for the years ended December 31, 2005, 2004 and 2003 was $132,000, $122,000 and $129,000, respectively.

As of December 31, 2004, the Company closed its Springdale branch office. The property remained held for sale at December 31, 2005. The Company recognized impairments of $98,000 and $65,000 for the years ended December 31, 2005 and 2004, to adjust the asset to its most recent fair market valuation. The Company acquired the former Rochester branch office in the PHSB acquisition. This property was held for sale at December 31, 2005. The Company recognized an impairment of $22,000 for the year ended December 31, 2005 to adjust the asset to its most recent fair market valuation. The net carrying value of the properties held for sale at December 31, 2005 is approximately $131,000.

ESB Financial Corporation	46	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

6.	Deposits

The following table summarizes the Company’s deposits as of December 31:

(Dollar amounts in thousands) Type of accounts	2005		2004
	Amount	%	Amount	%
Noninterest-bearing deposits	$52,745	6.3%	$23,563	4.1%
NOW account deposits	84,134	10.1%	58,553	10.1%
Money Market deposits	52,277	6.3%	49,332	8.5%
Passbook account deposits	115,399	13.8%	94,439	16.3%
Time deposits	529,975	63.5%	354,459	61.0%

	$834,530	100.0%	$580,346	100.0%

Time deposits mature as follows:

Within one year	$339,095	40.6%	$226,726	39.0%
After one year through two years	130,118	15.6%	64,381	11.1%
After two years through three years	40,788	4.9%	48,173	8.3%
After three years through four years	9,903	1.2%	4,667	0.8%
After four years through five years	5,710	0.7%	7,484	1.3%
Thereafter	4,361	0.5%	3,028	0.5%

	$529,975	63.5%	$354,459	61.0%

The Company had a total of $132.0 million and $70.5 million in time deposits of $100,000 or more at December 31, 2005 and 2004, respectively.

Interest expense by type of deposit account for the year ended December 31 is as follows:

(Dollar amounts in thousands)	2005	2004	2003
NOW account deposits	$580	$272	$250
Money Market deposits	309	270	594
Passbook account deposits	545	464	825
Time deposits	15,812	9,829	11,406

	$17,246	$10,835	$13,075

ESB Financial Corporation	47	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds

Borrowed funds, which include FHLB advances, repurchase agreements, ESOP borrowings, corporate borrowings and treasury tax and loan notes payable, as of December 31 are summarized as follows:

	2005		2004
(Dollar amounts in thousands)	Weighted average rate	Amount	Weighted average rate	Amount
FHLB advances:
Due within 12 months	3.81%	$276,814	3.63%	$256,718
Due beyond 12 months but within 2 years	3.65%	209,307	3.77%	136,491
Due beyond 2 years but within 3 years	4.16%	177,570	3.47%	147,732
Due beyond 3 years but within 4 years	8.39%	180	3.35%	60,060
Due beyond 4 years but within 5 years	6.09%	20,000	8.39%	180
Due beyond 5 years	4.05%	10,056	1.00%	61

		$693,927		$601,242

Repurchase agreements:
Due within 12 months	4.11%	$37,000	2.14%	$57,000
Due beyond 12 months but within 2 years	4.01%	20,000	—	—
Due beyond 2 years but within 3 years	4.55%	50,000	3.81%	10,000

		$107,000		$67,000

Other borrowings:

ESOP borrowings
Due within 12 months	5.25%	$945	5.25%	$945
Due beyond 12 months but within 2 years	5.25%	945	5.25%	945
Due beyond 2 years but within 3 years	5.25%	945	5.25%	945
Due beyond 3 years but within 4 years	5.25%	945	5.25%	945
Due beyond 4 years but within 5 years	5.25%	945	5.25%	945
Due beyond 5 years	—	—	5.25%	945

		$4,725		$5,670

Corporate borrowings
Due within 12 months	5.55%	$1,500	5.55%	$1,500
Due beyond 12 months but within 2 years	5.55%	1,500	5.55%	1,500
Due beyond 2 years but within 3 years	5.55%	9,000	5.55%	1,500
Due beyond 3 years but within 4 years		—	5.55%	9,000

		$12,000		$13,500

Treasury tax and loan note payable	4.25%	$221	2.03%	$150

Included in the $693.9 million of FHLB advances is approximately $55.5 million of convertible select advances. These advances reset to the 3 month London Interbank Offer Rate Index (LIBOR) and have various spreads and call dates. At the reset date if the 3 month LIBOR plus the spread is lower than the contract rate on the advance, the advance will remain at the contracted rate. The FHLB has the right to reprice any convertible select advance on its call date or quarterly thereafter. Should the rate adjust or the advance be called, the Company has the right to pay off the advance without penalty. It has historically been the Company’s position to pay off the advance and replace it with fixed-rate funding.

ESB Financial Corporation	48	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

7.	Borrowed Funds (continued)

FHLB advances are secured by FHLB stock, qualifying residential mortgage loans and mortgage-backed securities to the extent that the fair value of such pledged collateral must be at least equal to the advances outstanding. At December 31, 2005 the Company had a maximum borrowing capacity with the FHLB of $844.1 million, with $150.2 million available for use.

The Company enters into sales of securities under agreements to repurchase. Such repurchase agreements are treated as borrowed funds. The dollar amount of the securities underlying the agreements remain in their respective asset accounts.

Repurchase agreements are collateralized by various securities that are either held in safekeeping at the FHLB or delivered to the dealer who arranged the transaction, and the Company maintains control of these securities.

The market value of such securities exceeded the amortized cost of the securities sold under agreements to repurchase. The market value of the securities as of December 31, 2005 was $160.3 million with an amortized cost of $163.1 million. The market value of the securities as of December 31, 2004 was $75.6 million with an amortized cost of $73.1 million. The average maturity date of the mortgage backed securities sold under agreements to repurchase was greater than 90 days for the years ended December 31, 2005 and 2004.

As of December 31, 2005 and 2004 the Company had repurchase agreements outstanding with Citigroup of $97.0 million and $47.0 million, respectively and with Morgan Stanley and Co. of $10.0 million and $20.0 million, respectively.

As of December 31, 2005, the Company had repurchase agreements with Citigroup with $17.7 million at risk, which relates to the market value of the collateral in excess of the borrowing, with a weighted average maturity of twenty-one months and a repurchase agreement outstanding with Morgan Stanley and Co. with $2.6 million at risk with a weighted average maturity less than one month.

Borrowings under repurchase agreements averaged $77.8 million, $48.6 million and $44.0 million during 2005, 2004 and 2003, respectively. The maximum amount outstanding at any month-end was $107.0 million, $67.0 million and $77.0 million during 2005, 2004 and 2003, respectively.

The Company, through ESB, has an agreement with the Federal Reserve Bank of Cleveland whereby ESB is an authorized treasury tax loan depository. Under the terms of the note agreement, funds deposited to the Company’s treasury tax and loan account (limited to $150,000 per deposit) accrue interest at a rate of 0.25% below the overnight federal funds rate.

8.	Junior Subordinated Notes

On April 10, 2003, ESB Capital Trust II (Trust II), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $10.0 million variable rate preferred securities with a stated value and liquidation preference of $1,000 per share. The Company purchased $310,000 of common securities of Trust II. The preferred securities reset quarterly to equal the London Interbank Offer Rate Index (LIBOR) plus 3.25%. Trust II’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by the Trust II to invest in $10.3 million of variable rate subordinated debt

ESB Financial Corporation	49	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Junior Subordinated Notes (continued)

of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of the Trust II. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the Subordinated Debt prior to the maturity date of April 24, 2033, on or after April 24, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated April 10, 2003, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. Unamortized deferred debt issuance costs associated with the preferred securities amounted to $135,000 and $195,000 at December 31, 2005 and December 31, 2004, respectively, and are amortized on a level yield basis.

On December 17, 2003, ESB Statutory Trust (Trust III), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $5.0 million variable rate preferred securities with a stated value and liquidation preference of $1,000 per share. The Company purchased $155,000 of common securities of Trust III. The preferred securities reset quarterly to equal the LIBOR Index plus 2.95%. Trust III’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by Trust III to invest in $5.2 million of variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of Trust III. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of December 17, 2033, on or after December 17, 2008, at the redemption price, plus accrued and unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated December 17, 2003, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. Unamortized deferred debt issuance costs associated with the preferred securities amounted to $44,000 and $59,000 at December 31, 2005 and December 31, 2004, respectively, and are amortized on a level yield basis.

On February 10, 2005, ESB Capital Trust IV (Trust IV), a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $35.0 million fixed/variable rate preferred securities. The Company purchased $1.1 million of common securities of Trust IV. The preferred securities are fixed at a rate of 6.03% for six years and then are variable at three month London Interbank Offer Rate Index (LIBOR) plus 1.82%. The preferred securities have a stated maturity of thirty years. Trust IV’s obligations under the preferred securities issued are fully and unconditionally guaranteed by the Company. The proceeds from the sale of the preferred securities and the common securities were utilized by Trust IV to invest in $36.1 million of fixed/variable rate subordinated debt of the Company. The subordinated debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The subordinated debt primarily represents the sole assets of Trust IV. Interest on the preferred securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the subordinated debt prior to the maturity date of February 10, 2035, on or after February 10, 2011, at the redemption price, which is equal to the liquidation amount, plus accrued and

ESB Financial Corporation	50	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

8.	Junior Subordinated Notes (continued)

unpaid distributions, if any, at the redemption date. Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated February 10, 2005, the Company may redeem in whole, but not in part, the subordinated debt at any time within 90 days following the occurrence of such event. Proceeds from any redemption of the subordinated debt would cause a mandatory redemption of the preferred securities and the common securities having an aggregate liquidation amount equal to the principal amount of the subordinated debt redeemed. The Company did not have any deferred debt issuance costs associated with the preferred securities.

9.	Income Taxes

The provision for income taxes for the years ended December 31, is comprised of the following:

(Dollar amounts in thousands)	2005	2004	2003
Current (benefit) expense:
Federal	$1,527	$2,036	$2,905
State	39	232	95

	1,566	2,268	3,000

Deferred expense (benefit):
Federal	(756)	(432)	(1,189)

	$810	$1,836	$1,811

In addition to income taxes applicable to income before taxes in the consolidated statements of operations, the following income tax amounts were recorded to stockholders’ equity during the years ended December 31:

(Dollar amounts in thousands)	2005	2004	2003
Net gain on securities available for sale	$5,594	$1,998	$1,731
Compensation expense for tax purposes in excess of amounts recognized for financial statement purposes	98	216	—

	$5,692	$2,214	$1,731

ESB Financial Corporation	51	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Income Taxes (continued)

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:

(Dollar amounts in thousands)	2005	2004
Deferred tax assets:
Allowances for losses on loans and real estate owned	$1,620	$1,339
Interest and fees on loans	1	1
General business credit	1,241	902
Minimum tax credit carry forward	2,653	1,346
Writedown of debt	115	100
Real estate acquired through foreclosure, net	170	170
Investment in securities available for sale	2,717	—
Federal net operating loss carryover	1,087	—
State net operating loss carryover	235	—
Other	505	349

Gross deferred tax assets	10,344	4,207
Deferred tax liabilities:
Investment in securities available for sale	—	2,877
Accretion of discounts	24	31
Core deposit intangible	1,335	105
Purchase price adjustments	408	73
Mortgage servicing rights	8	11
Other	117	135

Gross deferred tax liabilities	1,892	3,232

Net deferred tax asset	$8,452	$975

The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with FAS 109 since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

The general business credit of $1.2 million will be available to reduce future federal income tax up to the year 2025. The alternative minimum tax credit of $2.7 million is available to reduce future regular income taxes over an indefinite period.

The federal net operating loss carryforward of $3.2 million and the state net operating loss carryforward of $3.6 million expire in 2024. These net operating losses were generated by Peoples Home Savings Bank and PHSB Financial Corporation in their final tax returns. The deferred tax assets relating to the net operating loss carryforwards were recorded as part of the purchase price allocation of the acquisition of PHSB Financial Corporation and its wholly owned subsidiary Peoples Home Savings Bank during 2005.

ESB Financial Corporation	52	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

9.	Income Taxes (continued)

A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:

	2005	2004	2003
Tax at statutory rate	34.0%	34.0%	34.0%
(Decrease) increase resulting from:
Tax free income, net of interest disallowance	(18.9)%	(15.6)%	(16.1)%
State income taxes, net of Federal income tax benefit	0.3%	1.3%	0.6%
Effect of amended tax returns	—	(2.5)%	—
Other, net	(7.3)%	(1.7)%	(1.0)%

Reported rate	8.1%	15.5%	17.5%

The Company and its subsidiaries file a consolidated federal income tax return. Prior to 1996, the Bank was permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Subsequent to 1995, the Bank’s bad debt deduction is based on actual net charge-offs. Bad debt deductions for income tax purposes are included in taxable income of later years only if the Bank’s base year bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at December 31, 2004 (the most recent date for which a tax return has been filed) include approximately $15.2 million, and $2.5 million that will be added in the 2005 return as a result of the PHSB acquisition, representing such bad debt deductions for which no deferred income taxes have been provided.

10.	Employee Benefit Plans

Retirement Savings Plan

The Company has a defined contribution employee retirement plan for the benefit of substantially all employees. The plan provides for regular employer payments that match each participating employee’s contribution to their individual tax-deferred retirement account. Employees can contribute up to 100% of their compensation, less required deductions, to the plan, and the Company matches 100% of the first 1% and 50% of the remaining 2% through 6% of employee contributions in stock of the Company. The Company contributed $188,000, $203,000 and $194,000 to the plan during 2005, 2004 and 2003, respectively.

Employee Stock Ownership Plan

The Company has a tax qualified Employee Stock Ownership Plan (ESOP) for the benefit of its employees. All employees who complete one year of service are eligible to participate in the ESOP.

Participants become 100% vested in their accounts in the ESOP after five years of service or, if earlier, upon death, disability or attainment of normal retirement age.

The purchase of shares of the Company’s stock by the ESOP is funded by a loan. Unreleased ESOP shares collateralize the loan payable, and the cost of these shares is recorded as a contra-equity account in stockholders’ equity of the Company. The ESOP’s loan payable bears a weighted-average interest rate of 5.25% and matures within the next 5 years. Shares released as debt payments are made by the ESOP to the loan. The ESOP’s sources of repayment of the loans can include dividends, if any, on the unallocated stock held by the ESOP and discretionary contributions from the Company to the ESOP and earnings thereon.

ESB Financial Corporation	53	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

Dividends received on unallocated ESOP shares during 2005, 2004 and 2003 amounted to $192,000, $229,000 and $191,000, respectively. All of the unallocated dividends were used for debt service on the loan. The Company contributed $1.0 million, $958,000 and $755,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The ESOP incurred interest on the loan of $279,000, $315,000 and $217,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company accounts for the ESOP in accordance with, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”, which prescribes comprehensive accounting guidance for ESOPs. The major requirements of SOP No. 93-6 provide, among other provisions, that compensation is recognized under the shares released method and compensation expense is equal to the fair value of the shares committed to be released and unallocated ESOP shares are excluded from outstanding shares for purposes of computing EPS.

During 2005, 2004 and 2003, the Company recognized compensation expense related to the ESOP of $1.2 million, $1.2 million and $1.3 million, respectively

As of December 31, 2005 and 2004, the ESOP held a total of 1,641,274 and 1,669,573 shares, respectively, of the Company’s stock, and there were 410,449 and 503,929 unallocated shares, respectively, with a fair value of $4.6 million and $7.3 million, respectively. During 2005 and 2004, 93,480 and 90,009 shares were released for allocation, respectively.

Stock Option Plans

The Company maintains various stock option plans (Option Plans), which provide for the grant of stock options to directors, officers and other key employees. The Option Plans provide for the grant of both incentive stock options and compensatory stock options. Stock options are granted at an exercise price equal to the market price at the date of grant, the options vest immediately, are exercisable on the date of the grant and have a maximum term of ten years. These terms are discretionary; the options can vest over time. Stock option activities under the Option Plans for the years ended December 31 are as follows:

	2005		2004		2003
	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share	Options	Weighted Average Exercise Price/Share
Outstanding at beginning of year	946,018	$8.88	1,021,461	$7.88	1,117,001	$6.90
Granted	100,910	12.24	90,220	14.50	94,510	15.35
Exercised	(88,095)	6.20	(163,113)	5.76	(161,269)	5.48
Expired	(37,432)	7.65	(2,550)	8.71	(28,781)	7.55

Outstanding at end of year	921,401	9.55	946,018	8.88	1,021,461	7.88

Exercisable at end of year	921,401	$9.55	946,018	$8.88	1,021,461	$7.88

The weighted-average fair values of options granted during 2005, 2004 and 2003 utilizing the Black-Scholes Valuation Model were $2.92, $3.67 and $2.88, respectively.

ESB Financial Corporation	54	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

The following table summarizes certain characteristics of issued stock options as of December 31, 2005:

Year Issued	Options Outstanding	Exercise Price	Average Remaining Contractual Life (in years)
1996	19,550	5.65	0.5
1997	52,409	6.14	1.5
1998	86,542	9.47	2.5
1998	44,703	4.05	2.8
1999	108,801	7.37	3.5
2000	126,781	6.01	4.5
2001	100,263	7.83	6.0
2002	102,312	10.83	7.0
2003	89,660	15.35	8.0
2004	90,120	14.50	9.0
2005	82,300	12.20	9.3
2005	17,960	12.40	9.3

	921,401	$9.55	5.6

Management Recognition Plan

In connection with previous acquisitions, the Company acquired shares of stock held in trust for potential future distribution to management and key employees for compensation purposes. As of December 31, 2005, there were 10,848 shares held in the Management Recognition Plan (MRP) trust.

In November 2001, the Company awarded 13,000 shares to eligible individuals, 2,600 shares vested on the date of the grant. The remaining 10,400 shares vested over a four year period ending in 2005. This grant was adjusted for two 20% stock splits that occurred on October 25, 2002 and May 15, 2003. In May 2004, the Company awarded 31,450 shares to eligible individuals, 4,820 shares vested on the date of the grant, 2,040 shares have been forfeited and the remaining 24,590 vest over a scheduled vesting period ending in 2011. In May 2005, the Company awarded 700 shares to eligible individuals, 75 shares vested on the date of the grant and the remaining 625 shares vest over a scheduled vesting period ending in 2011. Compensation expense recognized in 2005, 2004 and 2003 was $79,000, $127,000 and $30,000, respectively.

Excess Benefit Plan

The Company has adopted an excess benefit plan for the purpose of permitting an executive officer, and any other employees of the Company who may be designated pursuant to the plan, to receive certain benefits that the executive officer and any other employees of the Company otherwise would be eligible to receive under the Company’s retirement and profit sharing plan and ESOP but for the limitations set forth in Section 401(a)(17), 402(g) and 415 of the Internal Revenue Code of 1986, as amended (the “Code”). Pursuant to the excess benefit plan, during any plan year the Company shall make matching contributions on behalf of the participant in an amount equal to the amount of matching contributions that would have been made by the Company on behalf of the participant but for limitations in the Code, less the actual amount of matching contributions actually made by the Company on behalf of the participant. Finally, the excess benefit plan generally provides that during any plan year a participant shall receive a supplemental

ESB Financial Corporation	55	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

ESOP allocation in an amount equal to the amount which would have been allocated to the participant but for limitations in the Code, less the amount actually allocated to the participant pursuant to the ESOP. The supplemental benefits to be received by a participant pursuant to the excess benefit plan shall be credited to an account maintained pursuant to the plan within 180 days after the end of each plan year. In connection with its adoption of the excess benefit plan, the Company established a trust which currently holds 30,888 shares of common stock to fund its obligation under the excess benefit plan.

Supplemental Executive Retirement Plan and Directors’ Retirement Plan

The Company has adopted a Supplemental Executive Benefit Plan (SERP) in order to provide supplemental retirement and death benefits for certain key employees of the Company. Under the SERP, participants shall receive an annual retirement benefit following retirement at age 65 equal to 25% of the participant’s final average pay multiplied by a target retirement benefit percentage. Final average pay is based upon the participant’s last three year’s compensation and the target benefit percentage is equal to the fraction resulting from the participant’s years of credited service divided by 20, this targeted percentage is capped at 100%. Benefits under the plan are payable in ten equal annual payments and a lesser benefit is payable upon early retirement at age 55 with at least ten years of service. If a participant dies prior to retirement, the participant’s estate will receive a lump sum payment equal to the net present value of future benefit payments under the plan. At December 31, 2005, the participants in the plan had credited service under the SERP ranging from 18 to 27 years.

The Company and the Bank have adopted the ESB Financial Corporation Directors’ Retirement Plan and entered into director retirement agreements with each director of the Company and the Bank. The plan provides that any retiring director with a minimum of 5 or more years of service with the Company or the Bank and a minimum of 10 total years of service, including years of service with any bank acquired by the Company or the Bank, that remains in continuous service as a board member until age 75 will be entitled to receive an annual retirement benefit equal to his or her director’s fees earned during the last full calendar year prior to his or her retirement date, multiplied by a ratio, ranging from 25% to 50%, based on the director’s total years of service. The maximum ratio of 50% of fees requires 20 or more years of service and the minimum ratio of 25% of fees requires 10 years of service. Retirement benefits may also be payable under the plan if a director retires from service as a director prior to attaining age 75. Two directors are currently receiving monthly benefits under the plan.

The following tables illustrate the components of the net periodic pension cost for the Directors’ Retirement Plan and SERP as of the measurement dates December 31, 2005 and December 31, 2004:

	Directors’ Retirement Plan December 31,			SERP December 31,
(Dollar amounts in thousands)	2005	2004	2003	2005	2004	2003
Components of net periodic pension cost
Service cost	$16	$16	$16	$43	$39	$37
Interest cost	26	27	27	75	68	61
Amortization of transition obligation	—	—	—	52	42	41
Amortization of prior service cost	59	59	59	—	—	—

Net periodic pension cost	$101	$102	$102	$170	$149	$139

Other comprehensive cost	$—	$—	$—	$(84)	$—	$—

ESB Financial Corporation	56	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

The following table presents a reconciliation of prior and ending balances of the projected benefit obligation and the fair market value of plan assets for the periods ended December 31, 2005 and 2004:

	Directors’ Retirement Plan December 31,		SERP December 31,
(Dollar amounts in thousands)	2005	2004	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	$477	$439	$1,198	$933
Service Cost	16	16	43	39
Interest Cost	26	27	75	68
Amendments	43	—	—	—
Actuarial losses	37	19	248	158
Benefits paid	(29)	(24)	—	—

Benefit obligation at end of year	$570	$477	$1,564	$1,198

Change in plan assets
Fair value of plan assets at beginning of year	$—	$—	$—	$—
Employer contributions	29	24	—	—
Benefits paid	(29)	(24)	—	—

Fair value of plan assets at end of year	$—	$—	$—	$—

The following table shows the funded status of the plan as of the measurement dates of December 31, 2005 and 2004, as well as amounts recognized and not recognized in the statement of financial position:

	Directors’ Retirement Plan December 31,		SERP December 31,
(Dollar amounts in thousands)	2005	2004	2005	2004
Projected Benefit Obligation	$(570)	$(477)	$(1,564)	$(1,198)
Fair Value of Plan Assets	—	—	—	—

Funded Status	$(570)	$(477)	$(1,564)	$(1,198)
Unrecognized transition obligation	—	—	452	493
Unrecognized prior service cost	281	298	—	—
Unrecognized net actuarial (gain)/loss	37	(1)	399	162

Accrued pension cost	$(252)	$(180)	$(713)	$(543)

Amounts recognized in the statement of financial position consist of:
Accrued Benefit Liability	$(517)	$(477)	$(1,249)	$(949)
Intangible Asset	265	298	536	406
Accumulated Other Comprehensive Income	—	—	—	—

Net Amount Recognized	$(252)	$(179)	$(713)	$(543)

ESB Financial Corporation	57	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

10.	Employee Benefit Plans (continued)

The weighted average assumptions used to determine benefit obligations at the measurement dates were as follows:

	Directors’ Retirement Plan		SERP
	2005	2004	2005	2004
Discount rate	5.75%	5.75%	6.00%	6.00%
Rate of compensation increase	n/a	n/a	4.00%	4.00%
Expected return on plan assets	n/a	n/a	n/a	n/a

At December 31, 2005, the projected benefit payments for the DRP were $51,294, $51,384, $54,675, $65,099, $74,519 and $274,076 for years 2006, 2007, 2008, 2009, 2010 and thereafter, respectively. At December 31, 2005, the projected benefit payments for the SERP were $40,000 for years 2009 and 2010. The projected payments were calculated using the same assumptions as those used to calculate the benefit obligations listed above.

11.	Other Comprehensive (Loss) Income

In complying with FAS No. 130, “Reporting Comprehensive Income”, the Company has developed the following table which includes the tax effects of the components of other comprehensive (loss) income. Other comprehensive (loss) income consists of net unrealized gain (loss) on securities available for sale and the net fair value adjustment on derivatives. Other comprehensive income and related tax effects for the years ended December 31 consists of:

(Dollar amounts in thousands)	2005	2004	2003
Net Income:	$9,179	$9,990	$8,524
Other Comprehensive loss - net of tax benefit
Fair value adjustment on securities available for sale, net of tax (benefit) expense of ($5,712) in 2005, ($1,425) in 2004 and ($1,111) in 2003.	(11,088)	(2,768)	(2,157)
Securities gains reclassified into earnings, net of tax expense (benefit) of $188 in 2005, ($316) in 2004 and ($572) in 2003	365	(614)	(1,110)
Adjustment to SERP plan, net of tax (benefit) of ($43) in 2005.	(84)	—	—
Fair value adjustment on derivatives, net of tax (benefit) of ($24) in 2005, ($254) in 2004 and ($47) in 2003	(46)	(494)	(92)

Other Comprehensive loss	(10,853)	(3,876)	(3,359)

Comprehensive income (loss)	$(1,674)	$6,114	$5,165

12.	Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company is involved in certain claims and legal actions arising in the ordinary course of business. The outcome of these claims and actions are not presently determinable; however, in the opinion of the Company’s management, after consulting legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position. The following table presents the notional amount of the Company’s off-balance sheet financial instruments as of December 31:

ESB Financial Corporation	58	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

12.	Commitments and Contingencies (continued)

(Dollar amounts in thousands)	2005	2004
Loans in process and commitments:
Fixed interest rate	$27,668	$18,523
Variable interest rate	23,864	31,309
Lines of credit (unfunded):
Commercial	24,369	18,836
Consumer	35,399	17,005
Letters of credit:
Commercial	—	—
Standby	7,910	6,066
Interest Rate Cap Contracts	50,000	50,000

Commitments to extend credit involve, to a varying degree, elements of credit and interest rate risk in excess of amounts recognized in the consolidated statement of financial condition. The Company’s exposure to credit loss in the event of non-performance by the other party for commitments to extend credit is represented by the contractual amount of these commitments, less any collateral value obtained. The Company uses the same credit policies in making commitments as for on-balance sheet instruments. The Company’s distribution of commitments to extend credit approximates the distribution of loans receivable outstanding. The fair value of the off balance sheet items approximated the carrying value of those items at those dates.

13.	Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments, consisting of commitments to extend credit, commitments under line of credit lending arrangements and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are received.

The following methods and assumptions were used in estimating fair values of financial instruments.

Cash and cash equivalents – The carrying amounts of cash equivalents approximate their fair values.

Securities – Fair values for securities are based on quoted market prices.

Accrued interest receivable and payable – The carrying amounts of accrued interest approximate their fair values.

Loans receivable – For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain residential mortgage and consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values of commercial real estate and commercial business loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Loans held for sale – The carrying amount for loans held for sale is a reasonable estimate of fair value.

FHLB stock – FHLB stock is restricted for trading purposes, and thus, the carrying value approximates fair value.

ESB Financial Corporation	59	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

13.	Financial Instruments (continued)

Deposits – The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies current market interest rates to a schedule of aggregated expected monthly maturities.

Borrowed funds and subordinated debt – For variable rate borrowings, fair values are based on carrying values. For fixed rate borrowings, fair values are based on the discounted value of contractual cash flows and on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Advance payments by borrowers for taxes and insurance- The fair value of the advance payments by borrowers for taxes and insurance approximated the carrying value of those commitments at those dates.

Loan commitments – The fair value of loan commitments at December 31, 2005 and 2004 approximated the carrying value of those commitments at those dates.

Interest rate cap contracts- Estimated fair values of interest rate cap contracts are based on quoted market prices, dealer quotes and prices obtained from independent pricing services.

Bank owned life insurance (BOLI) – The fair value of BOLI at December 31, 2005 and 2004 approximated the cash surrender value of the policies at those dates.

The following table sets forth the carrying amount and fair value of the Company’s financial instruments included in the consolidated statement of financial condition as of December 31:

	2005		2004
(Dollar amounts in thousands)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	$28,215	$28,215	$17,703	$17,703
Securities	1,117,063	1,117,063	929,794	929,794
Loans receivable and held for sale	540,277	538,018	343,524	346,600
Accrued interest receivable	9,690	9,690	7,843	7,843
FHLB stock	32,909	32,909	31,607	31,607
Bank owned life insurance	26,518	26,518	25,586	25,586
Interest rate cap contracts	1,338	381	1,338	451
Financial liabilities:
Deposits	834,530	836,356	580,346	583,657
Borrowed funds	817,873	809,277	687,562	686,792
Junior subordinated notes	51,369	49,879	15,211	15,152
Advance payments by borrowers for taxes and insurance	2,242	2,242	1,642	1,642
Accrued interest payable	4,751	4,751	2,567	2,567

14.	Regulatory Matters and Insurance of Accounts

The Company’s subsidiary bank, ESB Bank, is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and their related classification for the Bank are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

ESB Financial Corporation	60	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

14.	Regulatory Matters and Insurance of Accounts (continued)

Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of total capital (as defined in the regulations), tier 1 leverage capital (as defined) and tier 1 risk-based capital (as defined). As of December 31, 2005, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005 and 2004, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total, tier 1 leverage and tier 1 risk-based capital ratios as set forth in the following table. As of December 31, 2005, there are no conditions or events since that notification that have changed the categorization.

Tier 1 leverage capital level in the following table is presented as a percentage of total adjusted assets (as defined in the regulations); total capital and tier 1 risk based capital levels are shown as a percentage of risk-weighted assets (as defined).

The minimum required regulatory capital percentages to be well capitalized under prompt corrective action provisions is 5%, 6% and 10% for tier 1 leverage, tier I risk-based and total capital ratios, respectively.

The FDIC through the Savings Association Insurance Fund insures deposits of account holders up to $100,000 per insured depositor. To provide for this insurance, the Bank must pay an annual premium.

The following table sets forth certain information concerning regulatory capital of the Bank:

	Actual		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provisions:
(Dollar amounts in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:
Total Capital (to Risk Weighted Assets)	$130,318	15.44%	$67,544	8.00%	$84,430	10.00%
Tier 1 Leverage Capital (to Adjusted Tangible Assets)	$125,454	7.18%	$69,876	4.00%	$87,345	5.00%
Tier 1 Risk Based Capital (to Risk Weighted Assets)	$125,454	14.86%	$33,772	4.00%	$50,658	6.00%

As of December 31, 2004:
Total Capital (to Risk Weighted Assets)	$101,286	16.26%	$49,846	8.00%	$62,308	10.00%
Tier 1 Leverage Capital (to Adjusted Tangible Assets)	$97,346	7.33%	$53,096	4.00%	$66,370	5.00%
Tier 1 Risk Based Capital (to Risk Weighted Assets)	$97,346	15.62%	$24,923	4.00%	$37,385	6.00%

On January 23, 2004, ESB Bank converted from a federal savings bank to a Pennsylvania chartered savings bank.

ESB Financial Corporation	61	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

15.	Quarterly Financial Data (unaudited)

Quarterly earnings per share data may vary from annual earnings due to rounding.

(Dollar amounts in thousands, except share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2005:
Interest income	$17,722	$20,356	$20,760	$21,515
Interest expense	10,246	12,197	13,169	14,211

Net interest income	7,476	8,159	7,591	7,304
(Recovery of) provision for loan losses	(16)	18	67	499

Net interest income after (recovery of) provision for loan losses	7,492	8,141	7,524	6,805
Net realized gain (loss) on sale of securities available for sale	—	—	129	(3,038)
Other noninterest income	1,310	1,746	1,627	1,368
Noninterest expense	5,344	6,063	5,850	5,858

Income (loss) before income taxes	3,458	3,824	3,430	(723)
Provision for (benefit of) income taxes	597	607	539	(933)

Net income	$2,861	$3,217	$2,891	$210

Net income per share
Basic	$0.24	$0.25	$0.22	$0.02
Diluted	$0.24	$0.24	$0.22	$0.01

2004:
Interest income	$15,200	$14,819	$15,143	$15,636
Interest expense	8,730	8,598	9,042	9,199

Net interest income	6,470	6,221	6,101	6,437
Provision for (recovery of) loan losses	33	138	127	(92)

Net interest income after provision for (recovery of) loan losses	6,437	6,083	5,974	6,529
Net realized gain on sale of securities available for sale	943	—	—	—
Other noninterest income	1,119	1,634	1,561	1,703
Noninterest expense	5,540	4,895	4,729	4,993

Income before income taxes	2,959	2,822	2,806	3,239
Provision for income taxes	521	461	205	649

Net income	$2,438	$2,361	$2,601	$2,590

Net income per share
Basic	$0.24	$0.23	$0.26	$0.25
Diluted	$0.23	$0.22	$0.25	$0.25

ESB Financial Corporation	62	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only)

Following are condensed financial statements for the parent company as of and for the years ended December 31:

Condensed Statements of Financial Condition

(Dollar amounts in thousands)	2005	2004
Assets:
Interest-earning deposits	$809	$1,805
Securities available for sale	3,425	—
Equity in net assets of subsidiaries	198,508	146,810
Other assets	6,480	4,874

Total assets	$209,222	$153,489

Liabilities and stockholders’ equity:
Subordinated debt, net	$51,369	$15,211
Payable to subsidiaries	12,000	20,000
Accrued expenses and other liabilities	18,976	20,477
Stockholders’ equity	126,877	97,801

Total liabilities and stockholders’ equity	$209,222	$153,489

Condensed Statements of Operations

(Dollar amounts in thousands)	2005	2004	2003
Income:
Equity in undistributed net income of subsidiaries	$2,947	$2,992	$1,090
Dividends from subsidiaries	9,000	9,000	8,000
Management fee income, from subsidiaries	176	1,893	3,753
Interest and other income	152	161	184

Total income	12,275	14,046	13,027

Expense:
Interest expense, to subsidiary	4,492	2,371	2,900
Compensation and employee benefits	70	1,920	1,718
Other	213	1,076	463

Total expense	4,775	5,367	5,081

Income before benefit from income taxes	7,500	8,679	7,946
Benefit from income taxes	(1,679)	(1,311)	(578)

Net income	$9,179	$9,990	$8,524

ESB Financial Corporation	63	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

16.	ESB Financial Corporation – Condensed Financial Statements (Parent Company Only) (continued)

Condensed Statements of Cash Flows

(In thousands)	2005	2004	2003
Operating activities:
Net income	$9,179	$9,990	$8,524
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in undistributed net income of subsidiaries	(2,947)	(2,992)	(1,090)
(Gain) loss on sale of securities available for sale	—	(85)	101
Other, net	(10,006)	1,471	(8,432)

Net cash provided by (used in) operating activities	(3,774)	8,384	(897)

Investing activities:
Proceeds from the sale of securities available for sale	—	125	1,368
Net assets of PHSB acquired	(16,338)	—	—

Net cash (used in) provided by investing activities	(16,338)	125	1,368

Financing activities:
Decrease in payable to subsidiaries	(8,000)	(6,542)	(458)
Increase (decrease) in subordinated debt, net	36,158	(19,976)	10,984
Proceeds from long term borrowings	—	19,170	—
Proceeds received from exercise of stock options	318	430	694
Dividends paid	(5,082)	(4,302)	(3,885)
Proceeds from re-issuance or sale of treasury stock	—	—	5,000
Payments to acquire treasury stock	(5,302)	(3,139)	(3,181)
Stock purchased by ESOP		—	(5,000)
Principal repayment of ESOP loan	1,024	986	801

Net cash provided by (used in) financing activities	19,116	(13,373)	4,955

(Decrease) increase in cash equivalents	(996)	(4,864)	5,426
Cash equivalents at beginning of period	1,805	6,669	1,243

Cash equivalents at end of period	$809	$1,805	$6,669

17.	Acquisition of PHSB

Effective February 11, 2005, the Company completed its acquisition of PHSB Financial Corporation (PHSB), a Pennsylvania corporation and bank holding company for Peoples Home Savings Bank. PHSB was primarily engaged in the business of attracting deposits from the general public and offering traditional mortgage loan products, commercial loans and consumer loans, which primarily consist of automobile loans. The merger created a resultant banking institution with increased presence in Lawrence and Beaver counties in western Pennsylvania. Each share of PHSB common stock was exchanged for either $27.00 in cash or 1.966 shares of Company common stock. The total merger consideration was paid 50% in Company common stock and 50% in cash. In exchange for all of the outstanding common stock of PHSB, the Company paid approximately $40.2 million in cash and issued approximately 2.9 million shares of Company common stock. The transaction was funded primarily through the issuance of $35.0 million of fixed rate trust preferred securities. The transaction was accounted for as a purchase transaction whereby the identifiable tangible and intangible assets and liabilities of PHSB were recorded at their fair values as of the acquisition date. The amount of contractual obligations, severance or other plan payments, which were $4.4 million, were capitalized and included in the calculation of goodwill associated with the acquisition. The goodwill and core deposit intangible recorded in the transaction were approximately $34.5 million and $4.5 million, respectively. As prescribed under the purchase method of accounting, the results of operations of PHSB from the date of acquisition were included in the Company’s financial statements for the year ended December 31, 2005.

ESB Financial Corporation	64	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

17.	Acquisition of PHSB (continued)

The following unaudited pro forma condensed combined financial information presents the results of operations of the Company had the merger taken place at January 1, 2004.

	Year Ended December 31,
(Dollar amounts in thousands, except per share)	2005	2004
Interest income	$82,101	$76,358
Interest expense	50,873	45,003

Net interest income	31,228	31,355
Provision for loan losses	628	596

Net interest income after provision for loan losses	30,600	30,759
Non interest income	3,271	10,164
Non interest expense	33,832	38,704

Income before income taxes	39	2,219
Income taxes benefit	(2,663)	(1,007)

Net income including restructuring charges	2,702	3,226

Restructuring charges of $9,844, net of tax benefit of $2,958	6,886	6,886

Net income excluding restructuring charges	$9,588	$10,112

Net income per share including restructuring charges
Basic	$0.17	$0.25
Diluted	$0.17	$0.24

Net income per share excluding restructuring charges
Basic	$0.62	$0.77
Diluted	$0.61	$0.75

Merger and restructuring charges are recorded in the Consolidated Statement of Income, and include incremental costs to integrate PHSB with the Company’s operations. These charges represent costs associated with these one-time activities and do not represent ongoing costs of the fully integrated combined organization. These one-time charges, as shown in the table below, were expensed as incurred at PHSB prior to the acquisition.

(Dollar amounts in thousands)	Year Ended December 31, 2005
Compensation and benefits	$6,358
Depreciation expense	76
Professional fees	825
Early extinguishment of debt	2,333
Acceleration of contracts	252

$9,844

ESB Financial Corporation	65	2005 Annual Report

Notes to Consolidated Financial Statements (continued)

17.	Acquisition of PHSB (continued)

In addition, as anticipated the merger has provided the combined company with financial benefits, including reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of the cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

ESB Financial Corporation	66	2005 Annual Report

Management’s Reports to ESB Financial Corporation Shareholders

Management’s Report on Financial Statements and Practices

ESB Financial Corporation is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management’s best estimates and judgments.

The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control could be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

The Audit Committee, consisting entirely of independent directors, meets regularly with management, internal auditors and the independent registered public accounting firm, and reviews audit plans and results, as well as management’s actions taken in discharging responsibilities for accounting, financial reporting, and internal control. S.R. Snodgrass, independent registered public accounting firm, and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.

Report on Management’s Assessment of Internal Control Over Financial Reporting

We, as management of ESB Financial Corporation, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. Management assessed the Corporation’s system of internal control over financial reporting as of December 31, 2005, in relation to criteria for effective internal control over financial reporting as described in “Internal Control – Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2005, its system of internal control over financial reporting is effective and meets the criteria of the “Internal Control – Integrated Framework”. S.R. Snodgrass, independent registered public accounting firm, has issued an attestation report on management’s assessment of the Corporation’s internal control over financial reporting.

/s/ Charlotte A. Zuschlag

Charlotte A. Zuschlag

President and Chief Executive Officer

/s/ Charles P. Evanoski

Charles P. Evanoski

Group Senior Vice President and Chief Financial Officer

February 24, 2006

ESB Financial Corporation	67	2005 Annual Report

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ESB Financial Corporation

We have audited management’s assessment, included in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting, that ESB Financial Corporation (the “Company”) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). ESB Financial Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that ESB Financial Corporation maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, ESB Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial condition of ESB Financial Corporation and subsidiaries as of December 31, 2005, and the related consolidated statement of operations, changes in stockholders’ equity, and cash flows for the year then ended, and our report dated February 24, 2006, expressed an unqualified opinion.

/s/ S.R. Snodgrass, A.C.

Wexford, Pennsylvania

February 24, 2006

ESB Financial Corporation	68	2005 Annual Report

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

ESB Financial Corporation

We have audited the consolidated statement of financial condition of ESB Financial Corporation and subsidiaries as of December 31, 2005, and the related consolidated statements of operation, changes in stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of ESB Financial Corporation and subsidiaries as of December 31, 2004, and for each of the years in the two-year period ended December 31, 2004, were audited by other auditors whose report thereon dated March 8, 2005, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ESB Financial Corporation and subsidiaries as of December 31, 2005, and the consolidated results of their operations and cash flows in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ESB Financial Corporation and subsidiaries’ internal control over financial reporting as of December 31, 2005, based on criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our report dated February 24, 2006, expressed an unqualified opinion on management’s assessment of the effectiveness of ESB Financial Corporation and subsidiaries’ internal control over financial reporting and an unqualified opinion on the effectiveness of ESB Financial Corporation and subsidiaries internal control over financial reporting.

/s/ S.R. Snodgrass, A.C.

Wexford, Pennsylvania

February 24, 2006

ESB Financial Corporation	69	2005 Annual Report

Stock and Dividend Information

Listings and Markets

ESB Financial Corporation common stock is traded on the Nasdaq National Stock Market under the symbol “ESBF”. Some of the listed market makers for the Company’s common stock include:

Sandler O’Neill & Partners, LP 919 Third Avenue, 6th Floor New York, NY 10022 Telephone: (800) 635-6851	UBS Financial Services One North Wacker Drive, 35th Flr Chicago, IL 60606 Telephone: 1-800-525-4313

Ryan Beck & Co., Inc. 220 Livingston Orange Avenue Livingston, NJ 07039 Telephone: (800) 223-8969	Moors and Cabot 111 Devonshire Street Boston, MA 02109 Telephone: 1-800-426-0501

Number of Stockholders and Shares Outstanding

As of December 31, 2005, there were 2,928 registered stockholders of record and 13,247,331 shares of common stock entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or “street” name.

Dividend Reinvestment Plan

Common stockholders may have cash dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through the reinvestment plan and pay no brokerage commissions or fees. To obtain a plan prospectus and authorization card call (800) 368-5948.

Registrar and Transfer Agent

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

Cash Dividends

The Company has paid regular quarterly cash dividends since its inception in June 1990. During the past two years ended December 31, 2005, the Company declared cash dividends with the following record and payment dates:

Record Date	Payment Date	Cash Dividends per Share
December 31, 2005	January 25, 2006	$0.10
September 30, 2005	October 25, 2005	$0.10
June 30, 2005	July 25, 2005	$0.10
March 31, 2005	April 25, 2005	$0.10

December 31, 2004	January 25, 2005	$0.10
September 30, 2004	October 25, 2004	$0.10
June 30, 2004	July 23, 2004	$0.10
March 31, 2004	April 23, 2004	$0.10

ESB Financial Corporation	70	2005 Annual Report

Stock and Dividend Information (continued)

Stock Splits and Dividends

The Company has declared the following stock splits or dividends since its inception:

Record Date	Payment Date	Percentage Issued
May 1, 2003	May 15, 2003	20%
September 30, 2002	October 25, 2002	20%
May 18, 2001	May 30, 2001	20%
May 17, 2000	May 31, 2000	10%
May 15, 1998	May 29, 1998	10%
July 31, 1997	August 25, 1997	10%
December 31, 1994	January 25, 1995	20%
December 31, 1993	January 25, 1994	20%
May 12, 1993	June 7, 1993	20%
December 31, 1992	January 25, 1993	20%
June 30, 1992	July 25, 1992	20%
December 31, 1991	January 25, 1992	20%

Stock Price Information

The bid and ask price of the Company’s common stock were $12.20 and $12.27, respectively, as of January 30, 2006.

The following table sets forth the high and low sale market prices of the Company’s common stock as of and during the quarterly periods presented:

	Market Price
	High	Low	Close
2005 Quarter Ended
December 31	$13.00	$10.87	$11.22
September 30	13.55	11.42	11.85
June 30	13.75	12.00	13.08
March 31	14.80	12.70	13.60

2004 Quarter Ended
December 31	$15.65	$13.39	$14.45
September 30	14.02	10.63	13.76
June 30	15.26	12.05	12.53
March 31	16.67	13.60	14.10

ESB Financial Corporation	71	2005 Annual Report

Corporate Information

Annual Meeting

The annual meeting of the Company’s stockholders will be held at 4:00 p.m., on Wednesday, April 19, 2006, at the Connoquenessing Country Club, 1512 Mercer Road, Ellwood City, PA 16117.

Stockholder and Investor Information

Copies of annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and related stockholder literature are available upon written request without charge to stockholders. Requests should be addressed to Frank D. Martz, Group Senior Vice President of Operations and Corporate Secretary, ESB Financial Corporation, 600 Lawrence Avenue, Ellwood City, PA 16117.

We make available on our website, www.esbbank.com, our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, on the date which we electronically file these reports with the Securities and Exchange Commission, as well as our code of ethics. Investors are encouraged to access these reports and the other information about our business and operations on our web site.

Equal Employment Opportunity

ESB Financial Corporation has adopted an affirmative action program to assure equal opportunity for every employee and hires, trains, promotes, compensates and makes all other employment decisions without regard to race, color, religion, sex, age, national origin, disability or veteran status.

Corporate Headquarters

ESB Financial Corporation

600 Lawrence Avenue

Ellwood City, PA 16117

Phone: (724) 758-5584

Subsidiary Companies

ESB Bank	ESB Capital Trust II
ESB Financial Services, Inc.	ESB Statutory Trust III
AMSCO, Inc.	ESB Capital Trust IV
ESB Bank Building Associates	THF, Inc d/b/a Elite Settlement Services
AMS Ventures, LLC
Madison Woods Joint Venture
McCormick Place Associates
The Links at Deer Run Associates, LLC
Brandy One, LLC
The Vineyards at Brandywine, LP
Cobblestone Village, LP
The Meadows at Hampton, LP
Springfield Partners, LP
PennFirst Financial Services, Inc.

Independent Registered Public Accounting Firm	Special Counsel

SR Snodgrass, AC	Elias, Matz, Tiernan & Herrick L.L.P.
1000 Stonewood Drive, Suite 200	734 15th Street, NW
Wexford, PA 15090	Washington, DC 20005

ESB Financial Corporation	72	2005 Annual Report

Board of Directors

ESB FINANCIAL CORPORATION

William B. Salsgiver	Charles Delman
Chairman of the Board	Retired Chairman, President & CEO - ESB Bancorp, Inc.
A Principal - Perry Homes

Herbert S. Skuba	Mario J. Manna
Vice Chairman of the Board	Retired Tax Collector - Borough of Coraopolis
Director, President & CEO - Ellwood City Hospital

Charlotte A. Zuschlag	Lloyd L. Kildoo
President & Chief Executive Officer	Owner & Funeral Director - Glenn-Kildoo Funeral Homes

James P. Wetzel, Jr.
Retired President & CEO - PHSB Financial Corporation

ESB BANK

William B. Salsgiver	Johanna C. Guehl
Chairman of the Board	Owner- Law Offices of Johanna C. Guehl
A Principal - Perry Homes	Affiliate - Kathy L. Hess & Associates, CPA’s

Herbert S. Skuba	Lloyd L. Kildoo
Vice Chairman of the Board	Owner & Funeral Director - Glenn-Kildoo Funeral Homes
Director, President & CEO - Ellwood City Hospital

Charlotte A. Zuschlag	Mario J. Manna
President & Chief Executive Officer	Retired Tax Collector - Borough of Coraopolis

Raymond K. Aiken	Edward W. Preskar, RA
Retired President & COO - Lockhart Chemical Co.	Retired Director of Facilities- School District of Pittsburgh

Joseph D. Belas	Joseph W. Snyder
Retired Director- PHSB Financial Corporation	Sourcing Agent - Equitable Resources, Inc.

Charles Delman	Jefrey F. Wall
Retired Chairman, President & CEO - ESB Bancorp, Inc.	Vice President/Operations - R.J. Rhodes Transit, Inc.

Guy Dille, CPA	James P. Wetzel, Jr.
Retired Chief Financial Officer - Williams & Company, Inc.	Retired President & CEO - PHSB Financial Corporation

ESB Financial Corporation	73	2005 Annual Report

Corporate Officers, Advisory Board and Bank Officers

ESB FINANCIAL CORPORATION	ESB BANK, (continued)
William B. Salsgiver	Senior Vice Presidents (continued)
Chairman of the Board	Marilyn Scripko
Charlotte A. Zuschlag	John T. Stunda
President & Chief Executive Officer	Bonita L. Wadding

Group Senior Vice Presidents	Vice Presidents
Thomas F. Angotti - Administration	Deborah A. Allen
Charles P. Evanoski - Chief Financial Officer	Kathleen A. Bender
Frank D. Martz- Operations & Corporate Secretary	Charlotte M. Bolinger
Todd F. Palkovich - Lending	Thomas E. Campbell
John R. Fogg
Senior Vice Presidents	Nancy A. Glitsch
Robert A. Ackerman- Audit & Loan Review	Deborah S. Goehring
Richard E. Canonge- Treasurer	Paul F. Hoyson
Robert J. Colalella- Marketing, Facilities & CRA officer	Brian Hulme
John W. Donaldson II- Lending	Mary Ann Leonardo
Peter J. Greco- Community Relations	Sally A. Mannarino
Teresa Krukenberg- Operations	Larry Mastrean
Ronald J. Mannarino- Asset/Liability Management	Joseph R. Pollock, III
Mark A. Platz- Information Technology	Joanne C. Wienand
Ronald E. Pompeani- Lending	Wayne G. Zerishnek
Marilyn Scripko- Lending	Pamela K. Zikeli
John T. Stunda- Human Resources
Bonita L. Wadding- Controller	Assistant Vice Presidents
Susan Antolic
ESB BANK, ADVISORY BOARD	David Barletta
Charles Delman	Janet S. Barletta
Retired Chairman, President & CEO - ESB Bancorp, Inc.	James D. Bish
George C. Dorsch	Christine Bologna
Retired Engineer -	Judy L. Diesing
Dept. of Transportation, Commonwealth of Pennsylvania	Susan Fisher
Dr. Allan Gastfriend	Louis Frichkorn
Retired Dentist	Theresa Gerst
Watson F. McGaughey, Jr.	Margaret A. Haefele
Retired President - McGaughey Buses, Inc.	G. Fredd Knopp, Jr.
Donald R. Miller	David Kramer
Retired President - Miller & Sons Chevrolet	Christine Leasure
Mary Magestro
THF, Inc.	Barbara E. Martinelli
Rocco Abbatangelo - President	Louise P. Massung
Beth McClymonds
ESB BANK	Marianne L. Mills
William B. Salsgiver	Ann R. Nelson
Chairman of the Board	Deborah F. Pagley
Charlotte A. Zuschlag	Carol E. Poleno
President & Chief Executive Officer	Timothy S. Robinson
Cynthia Scaramazza
Group Senior Vice Presidents	Jackie A. Smith
Thomas F. Angotti	Linda Smith
Charles P. Evanoski	Kathy Smyth
Frank D. Martz	Sharon Speicher
Todd F. Palkovich	Karla Spinelli
Joyce A. Stellitano
Senior Vice Presidents	Robert Tatka
Robert A. Ackerman	Volynda Teets
Richard E. Canonge	Sara F. Vattimo
Robert J. Colalella	Janice Voynik
John W. Donaldson II
Peter J. Greco	Assistant Secretaries
Teresa Krukenberg	Linda A. MacMurdo
Ronald J. Mannarino	Dana M. Martz
Mark A. Platz	Robin Scheffler
Ronald E. Pompeani

ESB Financial Corporation	74	2005 Annual Report

Board of Directors

Board of Directors of ESB Bank, are, seated from left, William B. Salsgiver, Charles Delman, Guy Dille, Raymond K. Aiken, Lloyd L. Kildoo and Edward W. Preskar. Standing from left are Herbert S. Skuba, Charlotte A. Zuschlag, Joseph W. Snyder, Jefrey F. Wall, Johanna C. Guehl, James P. Wetzel, Joseph D. Belas and Mario J. Manna.

ESB Financial Corporation	75	2005 Annual Report

Board of Directors

ESB Bank

Quarter Century Club 2006

Twenty Seven Employees with a “Quarter Century” or more of service to ESB Bank!

First row from left, G. Fred Knopp Jr., Janice Voynik, Lorraine Koziar, Cynthia Scaramazza. Second row from left Dana Martz, Nancy Straley, Robin Scheffler, Joanna White, Louise Massung, Nancy Glitsch, Pam Jordan, Teresa Krukenberg. Third row from left, Pamela Zikeli, Mark Platz, Frank Martz, Peter Greco, David Barletta, Robert Colalella, Patti Tritt, James Notarianni, Marie Weir. Missing from the picture are Kathy DeLuca, Joan Elias, Norma Glockner, Deborah Goehring, Ann Nelson and Rose Woods.

ESB Financial Corporation	76	2005 Annual Report

Office Locations and Branch Managers

ALIQUIPPA	CORAOPOLIS	NEW BRIGHTON
Janet Barletta, Manager	Larry Mastrean, Regional Manager	G. Fredd Knopp Jr, Manager
Phone: 724-378-4436	Phone: 412-264-8862	Phone: 724-846-4920
Fax: 724-378-1204	Fax: 412-264-5960	Fax: 724-846-7805
2301 Sheffield Road	900 Fifth Avenue	800 Third Avenue
Aliquippa, PA 15001	Coraopolis, PA 15108	New Brighton, PA 15066

AMBRIDGE	DARLINGTON	NORTH SHORE
Jackie Smith, Manager	Christine Bologna, Manager	Theresa Gerst, Manager
Phone: 724-266-5002	Phone: 724-827-8500	Phone: 412-231-7297
Fax: 724-266-6178	Fax: 724-827-8502	Fax: 412-231-4097
506 Merchant Street	233 Second Street, PO Box 305	807 Middle Street
Ambridge, PA 15003	Darlington, PA 16115	Pittsburgh, PA 15212

BALDWIN	ELLWOOD CITY	NORTHERN LIGHTS
Sharon Speicher, Manager	Pamela Zikeli, Regional Manager	Janice Voynik, Manager
Phone: 412-655-8670	Phone: 724-758-5584	Phone: 724-869-2193
Fax: 412-655-8116	Fax: 724-758-0576	Fax: 724-869-2196
5035 Curry Road	600 Lawrence Avenue	1555 Beaver Road
Pittsburgh, PA 15236	Ellwood City, PA 16117	Baden, PA 15005

BEAVER	FOX CHAPEL	SHENANGO TOWNSHIP
Linda Smith, Manager	Joyce Stellitano, Manager	Charlotte Bolinger, Manager
Phone: 724-775-1052	Phone: 412-782-6500	Phone: 724-654-7781
Fax: 724-775-6687	Fax: 412-782-1279	Fax: 724-654-1643
701 Corporation Street	1060 Freeport Road	Lawrence Village Plaza
Beaver, PA 15009	Pittsburgh, PA 15238	New Castle, PA 16101

BEAVER FALLS	FRANKLIN TOWNSHIP	SPRING HILL
Susan Fisher, Manager	Thomas Campbell, Manager	Marianne Mills, Manager
Phone: 724-847-4004	Phone: 724-752-2500	Phone: 412-231-0819
Fax: 724-846-0718	Fax: 724-752-2502	Fax: 412-231-0822
1427 Seventh Avenue	1793 Mercer Road	Itin & Rhine Streets
Beaver Falls, PA 15010	Ellwood City, PA 16117	Pittsburgh, PA 15212

BEECHVIEW	HOPEWELL TOWNSHIP	TROY HILL
Barbara Martinelli, Manager	Karla Spinelli, Manager	Margaret Haefele, Manager
Phone: 412-344-7211	Phone: 724-378-0505	Phone: 412-231-8238
Fax: 412-344-7213	Fax: 724-378-0530	Fax: 412-231-1910
1550 Beechview Avenue	2293 Broadhead Road	1706 Lowrie Street
Pittsburgh, PA 15216	Aliquippa, PA 15001	Pittsburgh, PA 15212

CENTER TOWNSHIP	NESHANNOCK TOWNSHIP	WEXFORD
Judy Diesing, Manager	Deborah Goehring, Manager	Deborah Allen, Regional Manager
Phone: 724-774-0332	Phone: 724-658-8825	Phone: 724-934-8989
Fax: 724-774-7869	Fax: 724-658-5483	Fax: 724-934-3026
3531 Broadhead Road	3360 Wilmington Road	101 Wexford-Bayne Road
Monaca, PA 15061	New Castle, PA 16105	Wexford, PA 15090

CHIPPEWA TOWNSHIP		ZELIENOPLE
David Kramer, Manager		Cynthia Scaramazza, Manager
Phone: 724-846-6200		Phone: 724-452-6500
Fax: 724-846-6242		Fax: 724-452-6503
2521 Darlington Road		17 Northgate Plaza Unit 22
Beaver Falls, PA 15010		Harmony, PA 16037

ESB FINANCIAL CORPORATION

600 Lawrence Avenue

Ellwood City, Pennsylvania 16117

Phone: (724) 758-5584